As filed with the Securities and Exchange Commission on November 13, 2007

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

VICOR TECHNOLOGIES, INC.

(Name of Small Business Issuer in its Charter)

Delaware	3841	20-2903491
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2300 NW Corporate Boulevard, Suite 123
Boca Raton, Florida 33431
(561) 995-7313

(Address and Telephone Number of Principal Executive Offices)

2300 NW Corporate Boulevard
Boca Raton, Florida 33431

(Address of Principal Place of Business or Intended Principal Place of Business)

David H. Fater, President and Chief Executive and Financial Officer
Vicor Technologies, Inc.
2300 NW Corporate Boulevard, Suite 123
Boca Raton, Florida 33431
(561) 995-7313
Fax (561) 995-2449

(Name, Address and Telephone Number of Agent for Service)

Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee
Common Stock, par value $.001 per share	1,866,327	$1.10	$2,052,960	$62.81
TOTAL	1,866,327	$1.10	$2,052,960	$63.03

(1)	In the event of a stock split, stock dividend, or other similar transaction involving the Registrant’s common stock, in order to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.
(2)	Estimated solely for the purpose of calculating the registration fee using a bona fide estimate of the proposed maximum offering price per share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell or offer these securities until the registration statement filed with the Securities and Exchange Commission, of which this prospectus is a part, is declared effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Subject to Completion, Dated November 13, 2007

VICOR TECHNOLOGIES, INC.

1,866,327 Shares

Common Stock

This prospectus relates to the offer and sale from time to time of up to 1,866,327 shares of our common stock that are held by the stockholders named in the ‘‘Principal and Selling Stockholders’’ section of this prospectus.

The prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares. We will bear all expenses of registration incurred in connection with this offering. The selling stockholders whose shares are being registered will bear all selling and other expenses.

On June 28, 2007, the Securities and Exchange Commission, or SEC, declared effective a registration statement on Form SB-2 (File No. 333-142948) we initially filed with the SEC on May 14, 2007 which filing was subsequently amended on June 8, 2007 and June 21, 2007 registering the resale by certain of our stockholders an aggregate of 1,188,673 shares of our common stock. This previously filed registration statement remains effective.

Our common stock is quoted on the Over-The-Counter Board under the symbol ‘‘VCRT.OB’’. On November 9, 2007, the last reported sales price of the common stock on the Over-The-Counter Bulletin Board was $1.00 per share.

Investing in our common stock involves risks. See ‘‘Risk Factors’’ beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2007

You should rely only on the information contained in this prospectus or any supplement. We have not authorized anyone to provide information that is different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Except as otherwise indicated, information in this prospectus reflects the reverse merger (recapitalization) that occurred on March 30, 2007 with Vicor Technologies, Inc., a Delaware corporation formed in August 2000 (‘‘Old Vicor’’) (the ‘‘Merger’’) and the immediately subsequent merger of Old Vicor with and into our company that became effective on March 31, 2007 (the ‘‘Short Form Merger’’). In connection with the Short Form Merger, we changed our name to ‘‘Vicor Technologies, Inc.’’

i

prospectus summary

This summary highlights selected information contained in greater detail elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment decision, including ‘‘Risk Factors’’ and the consolidated financial statements and the related notes. References in this prospectus to ‘‘Vicor’’ and ‘‘the Company’’ refer to Vicor Technologies, Inc. and our consolidated subsidiaries.

Our Business

We are a biotechnology company dedicated to the development of innovative diagnostic and therapeutic products. We believe that our medical device, the PD2i Cardiac Analyzer, which is based on a patented, proprietary algorithm, accurately risk stratifies patients into those who are at high or low risk of suffering a fatal arrhythmic event or Sudden Cardiac Death (SCD) within a six month time frame. SCD is the leading cause of natural death in the United States each year with 500,000 reported cases. We plan to file with the United States Food and Drug Administration for 510(k) device approval based upon the completion of a large-scale clinical trial (VITAL) (‘‘Prospective, Multi-Center Study of the Ability of the PD2i Cardiac Analyzer to Predict Risk of VentrIcular TachyArrhythmic Events such as, Sudden Cardiac Death VentricuLar Fibrillation (VF) or Ventricular Tachycardia (VT) in High Risk Patients’’) which began patient enrollment in November 2006. The trial will be coordinated by the Harvard Clinical Research Institute (a Harvard University affiliate) (‘‘HCRI’’), and Target Health, Inc (New York, New York). Our therapeutic products have been developed by using an innovative drug discovery platform which focuses on naturally occurring bioactive molecules derived from state-dependent physiologies such as hibernation.

We own all of the outstanding common stock of Nonlinear Medicine, Inc., a Delaware corporation (‘‘NMI’’), and Stasys Technologies, Inc., a Delaware corporation (‘‘STI’’). We have no operations independent of these wholly-owned subsidiaries. NMI owns all of our intellectual property related to our diagnostic products. STI owns all of our intellectual property related to our therapeutic products.

Our History and Contact Information

We were incorporated in the State of Delaware on May 24, 2005 as SRKP 6, Inc. (‘‘SRKP’’). On August 3, 2005, we filed a registration statement on Form 10-SB, which was subsequently amended on August 29, 2005, to register our common stock under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’). The registration statement became effective on October 3, 2005, after which time we became a reporting company under the Exchange Act. We were formed to pursue a business combination with one or more operating companies. Since our inception, we have been engaged in organizational activities, efforts to obtain initial financing, and the businesses of identifying, evaluating, and investigating other companies or businesses to acquire or with which to merge.

From May 2005 through March 2007, we existed as a public ‘‘shell’’ company with nominal assets whose sole business was to identify, evaluate and investigate companies to acquire or with which to merge.

On March 30, 2007, we acquired Old Vicor through the Merger of Old Vicor with a wholly-owned subsidiary that we formed for the purpose of facilitating this transaction. Old Vicor commenced operations in August 2000. Upon the closing of the Merger on March 30, 2007, Old Vicor became our wholly-owned subsidiary. Effective March 31, 2007, we merged Old Vicor into our company in the Short Form Merger. In connection with the Short Form Merger, we changed our name to Vicor Technologies, Inc. At the closing, each outstanding share of Old Vicor common stock was cancelled and extinguished and automatically converted into the right to receive two shares of our common stock upon surrender of the certificate representing such share of Old Vicor common stock in the manner provided in our merger agreement with Old Vicor. We also assumed all outstanding options and warrants to purchase Old Vicor common stock which were not exercised, cancelled, exchanged, terminated, or expired. Upon the consummation of the Merger, we were obligated to issue an aggregate of 22,993,723 shares of our common stock to Old Vicor’s former common stockholders and 157,592 shares of our Series A 8.0% Convertible Cumulative Preferred Stock (‘‘Preferred Stock’’) to Old Vicor’s former preferred stockholders. In addition, all securities convertible or exercisable into shares of Old Vicor’s capital stock outstanding immediately prior to the Merger (excluding Old Vicor’s preferred stock and convertible debt) were cancelled, and the holders thereof received similar securities for the purchase of an aggregate of 800,250 shares of our common stock. Old Vicor’s former stockholders now own, on a fully-diluted basis, approximately 90% of the outstanding shares of our common stock.

Upon consummation of the Merger, approximately 93% of Old Vicor’s stockholders agreed to refrain from transferring, selling or assigning their shares of our common stock for a period of at least one year after the effective time of the Merger without the written consent of WestPark Capital, Inc. (‘‘WestPark’’).

The Merger was accounted for as a reverse acquisition, to be applied as an equity recapitalization in accordance with U.S. generally accepted accounting principles for accounting and financial reporting purposes. Under this method of accounting, SRKP was treated as the ‘‘acquired’’ company for financial reporting purposes. In accordance with guidance applicable to these circumstances, the Merger was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Merger was treated as the equivalent of Old Vicor issuing stock for the net monetary assets of SRKP, accompanied by a recapitalization. The net monetary assets of SRKP were stated at their fair value, essentially equivalent to historical costs, with no goodwill or other intangible assets recorded. The accumulated deficit of Old Vicor was carried forward after the Merger. Operations prior to the Merger are those of Old Vicor.

On March 30, 2007, our Board of Directors approved the Short Form Merger pursuant to which Old Vicor merged with and into our company, leaving our company as the surviving corporation. In connection with this merger, we relinquished the corporate name ‘‘SRKP 6, Inc.’’ and assumed in its place the name ‘‘Vicor Technologies, Inc.’’ The Short Form Merger and name change became effective on March 31, 2007.

Under the terms of our merger agreement with Old Vicor, and as a condition to the consummation of the Merger, Old Vicor and our company agreed to file a registration statement covering the resale of the common stock held by WestPark Capital, Inc. named in the ‘‘Principal and Selling Stockholders’’ section of this prospectus. This prospectus is part of a registration statement on Form SB-2 that was filed under the terms of the merger agreement.

The address of our principal executive office is 2300 NW Corporate Boulevard, Suite 123, Boca Raton, Florida 33431, and our telephone number is (561) 995-7313.

The Offering

Common stock offered	1,866,327

Common stock outstanding before this offering	25,907,391

Common stock to be outstanding after this offering	25,907,391

Use of proceeds	We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. See ‘‘Use of Proceeds.’’

OTC Bulletin Board symbol	‘‘VCRT’’

Risk Factors	See ‘‘Risk Factors’’ beginning on page 5 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

In the table above, the number of shares to be outstanding after this offering is based on 25,907,391 shares of common stock outstanding as of November 9, 2007. The number of shares of common stock to be outstanding after this offering does not reflect the issuance of the following shares:

•	157,592 shares of common stock issuable upon the conversion of shares of Preferred Stock outstanding as of November 9, 2007;

•	1,190,600 shares of common stock issuable upon the exercise of common stock purchase warrants and options outstanding as of November 9, 2007, with a weighted average exercise price of approximately $1.91 per share;

•	271,111 shares of common stock issuable upon the conversion of 10% convertible notes outstanding as of November 9, 2007;

•	3,298,000 shares issuable upon the conversion of 12% convertible notes outstanding as of November 9, 2007;

•	1,564,000 shares issuable upon conversion of the 10% convertible bridge notes sold in 2007 and outstanding as of November 9, 2007;

•	156,400 shares issuable upon exercise of the placement agent’s warrants issued in conjunction with the placement of the 10% convertible bridge notes with an exercise price of $1.00.

Summary Financial Data

The following historical financial information should be read in conjunction with the section entitled ‘‘Plan of Operation’’ and our financial statements and the related notes included elsewhere in this prospectus. The information presented is in thousands, except share and per share data. The historical results are not necessarily indicative of results to be expected for any future periods.

	Years Ended December 31,		Six Months Ended June 30, 2007
	2005	2006
Balance Sheet Data:
Total assets	$870,000	$990,000	$468,000
Current liabilities	1,468,000	2,409,000	4,886,000
Stockholders’ equity (net capital deficiency)	$(598,000)	$(3,503,000)	$(4,418,000)

	Years Ended December 31,		Six Months Ended June 30, 2007
	2005	2006
Statement of Operations Data:
Research grants	$214,000	$22,000	$12,000
Total costs and expenses	4,426,000	4,602,000	3,651,000
Loss before income taxes	(4,212,000)	(4,580,000)	(3,639,000)
Income taxes	—	—	—
Net loss	(4,212,000)	(4,580,000)	(3,639,000)
Dividends related to Series A preferred stock	(43,000)	(47,000)	(26,000)
Net loss applicable to common stockholders	$(4,255,000)	$(4,627,000)	$(3,664,000)
Net loss per common share – basic and diluted	$(0.30)	$(0.31)	$(0.16)
Weighted average number of shares outstanding – basic and diluted	13,956,368	14,709,112	22,412,306

 risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing shares of our common stock. If any of the following risks occur, our business, financial condition and/or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related To Our Business

Risks Related To Our Operations

Our inability to raise at least $4.5 million to fund an essential critical trial may harm our business, cause our stock price to decline and result in significant dilution to our stockholders.

We will need at least an additional $4.5 million to fund the VITAL Trial, the pivotal study to be conducted at the Harvard Clinical Research Institute (‘‘HCRI’’). Unless we successfully complete this clinical study, we will be unable to market the Analyzer. Our cost estimate for this study of $4.5 million is based on proposals from Target Health and HCRI, the two groups that will conduct the study; however, it is possible that these cost estimates may increase.

Additional capital may not be available on acceptable terms, or at all, and the failure to obtain any such required capital would have a material adverse effect on our business. The issuance of additional equity capital, if needed, would result in dilution of the then current stockholder voting and ownership interests.

We have incurred significant operating losses since our inception that raise doubts about our ability to continue as a going concern, and if we do not achieve profitability we may be forced to cease operations.

We have a history of operating losses and have incurred losses every quarter. We are a developmental stage company that is still in the process of developing new and unproved technologies. We have incurred significant net losses since our inception, including net losses of approximately $7.3 million in 2002, $9.2 million in 2003, $3.4 million in 2004, $4.2 million in 2005, $4.6 million in 2006 and $3.6 million in the first half of 2007. As of June 30, 2007, we had an accumulated deficit of approximately $36.4 million. The extent of our future operating losses and the timing of our profitability are highly uncertain, and we may never generate sufficient revenues to achieve or sustain profitability. Based on funds available to us as of December 31, 2006, our independent auditors expressed doubt about our ability to continue as a going concern if we are unable to raise additional funds. In this regard, see Note 1 to our audited consolidated financial statements included in this prospectus. If we are unable to successfully implement our strategy or develop commercially successful products, we will not generate revenues and achieve profitability and may be forced to cease operations.

We are a development stage company and we may be unable to successfully develop any products.

Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies engaged in the development and commercialization of new technologies, particularly companies targeting markets characterized by complex regulatory issues. To address these risks, we must, among other things, respond to competitive developments, attract, retain and motivate qualified personnel, continue to develop our technology, and market and sell products in volume. We may not be successful in addressing any or all of these risks, it may not develop any commercially successful products, and we may not generate revenues or achieve or sustain significant profitability. The failure to address one or more of these risks and successfully implement our strategy could have a material adverse effect on our financial condition or results of operations. Our limited operating history in our new product areas make the prediction of future results of operations extremely difficult.

We have never generated, and we may never generate, positive cash flow.

Our business operations do not currently generate any positive cash flow. We currently do not seek or accept material amounts of consulting fees or other service revenue. We cannot predict or guarantee when we will receive cash from our operations or whether we will ever receive any cash.

Our cash position is very low relative to our anticipated cash needs.

As of November 9, 2007, we had a cash balance of approximately $120,000. This is substantially less than our projected short-term and long-term cash needs (including its fixed costs and its projected future costs). Based on our current cash flow projections, our existing cash will be depleted by November 30, 2007. For a discussion of the risks related to our ability to fund the VITAL Trial, please see the risk factor captioned ‘‘Our inability to raise at least $4.5 million to fund an essential critical trial may harm our business, cause our stock price to decline and result in significant dilution to our stockholders.’’

We may be unable to obtain additional funds necessary to sustain our business on acceptable terms or at all, which would harm our business and may require us to significantly curtail or cease our operations.

We need substantial capital to fund our business operations and finance our working capital requirements. We have experienced significant negative cash flow from operations to date and expect to continue to experience significant negative cash flow in the future. We need additional funds to sustain and expand our research and development activities and our collaborative arrangements and commence our sales and marketing activities, particularly if a well-financed competitor emerges or if there is a shift in the type of technology that is developed. Adequate funds for these and other purposes on acceptable terms, whether through additional equity financing, debt financing or other sources, may not be available when needed on commercially reasonable terms, or at all, or may result in significant dilution to existing stockholders. Our inability to obtain sufficient funds from operations and external sources will have a material adverse effect on our business, results of operations and financial condition. If we are unable to raise additional funds, we will be forced to significantly curtail or cease our operations. Our ability to issue debt securities or to service any debt may also be limited by our inability to generate cash flow.

We will be dealing with new and unproven technologies.

By the nature of our business, we primarily work with and develop new and unproven technologies that have not been perfected. The perfection and validation of these technologies will require substantial additional capital investment and a significant amount of work. Additionally, most of the products and services that we contemplate will be speculative and will not be developed for commercial application at the time we decide to pursue them. We cannot be certain that any such products or services will be able to be commercialized and sold successfully or at all. The risks associated with this situation are increased because we will primarily be attempting to develop and commercialize concepts, products and services in the biotechnology area that have never been validated.

The results of future clinical studies may not support the usefulness of our technology.

We continue to participate in clinical studies relating to our technologies, including establishing the predictive value of the Analyzer and the usefulness of naturally occurring peptides and proteins derived from ‘‘state-dependent’’ physiologies for treating human diseases, such as stroke. Any clinical studies or trials which fail to demonstrate, or call into question, the efficiency, efficacy, or safety of our technologies, would have a material effect on the potential market demand for our products.

Our ability to operate effectively could be impaired if we were to lose the services of our key personnel, or if we were unable to recruit qualified managers and key personnel in the future.

Our success will depend to a significant extent on the skills and efforts of our executive management team and our consultants, such as David H. Fater, Dr. Jerry M. Anchin, Dr. James Skinner, and Dr. Daniel Weiss and the continued contributions of the members of our Scientific Advisory Board. We currently maintain ‘‘key man’’ life insurance for Mr. Fater and Drs. Anchin and Skinner. We have entered into employment agreements with Mr. Fater, and Drs. Anchin and Skinner. Nevertheless, employment agreements do not assure the services of such personnel. Despite employment and non-competition agreements, our employees may voluntarily terminate their employment with us at any time. Our success depends on our ability to attract and retain additional qualified employees and we believe that our future success will depend in part on our ability to attract and retain additional qualified personnel. Competition for such personnel is intense and we will compete for qualified personnel with numerous other employers, some of whom have greater financial and other resources than we do. In addition, we may incur significantly increased costs in order to attract and retain skilled employees. We may be unable to attract and retain key personnel. The loss of one or more key personnel could have a material adverse effect on us and our business.

We will incur increased costs as a result of being a public company.

As an operating public company, we will incur significant legal, accounting and other expenses we did not incur as a shell company and Old Vicor did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission (‘‘SEC’’) have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming an operating public company, we are required to have independent directors, create board committees and approve and adopt polices regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal control over financial reporting. In addition, we will incur additional costs, which we expect will be over $100,000 annually, associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

We are subject to evolving and expensive corporate governance regulations and requirements. Our failure to adequately adhere to these requirements or the failure or circumvention of our controls and procedures could seriously harm our business.

As a publicly traded company, we are subject to certain federal, state and other rules and regulations, including applicable requirements of the Sarbanes-Oxley Act of 2002. Compliance with these evolving regulations is costly and requires a significant diversion of management time and attention, particularly with regard to disclosure controls and procedures and internal control over financial reporting. Although we have reviewed our disclosure and internal controls and procedures in order to determine whether they are effective, our controls and procedures may not be able to prevent errors or frauds in the future. Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls and procedures may make it difficult for us to ensure that the objectives of the control system are met. A failure of our controls and procedures to detect other than inconsequential errors or fraud could seriously harm our business and results of operations.

Our senior management’s lack of experience managing a publicly traded company since the passage of the Sarbanes-Oxley Act of 2002 may divert management’s attention from operations and harm our business.

Our management team has no experience managing a publicly traded company since the passage of the Sarbanes-Oxley Act of 2002 and complying with federal securities laws, including compliance with recently adopted disclosure requirements on a timely basis. Our management is required to design and implement appropriate programs and policies in response to increased legal, regulatory compliance and reporting requirements, and any failure to do so could lead to the imposition of fines and penalties and harm its business.

Risks Related To Clinical Trials and Other Regulatory Matters

The medical device and pharmaceutical industries are subject to stringent regulation and failure to obtain regulatory approval will prevent commercialization of our products.

Our Diagnostic Platform.    Our Analyzer has not been approved by any governmental regulatory agency, including the FDA.

Medical devices are subject to extensive and rigorous regulation by the FDA pursuant to the Federal Food, Drug, and Cosmetic Act (FDCA), by comparable agencies in foreign countries and by other regulatory agencies and governing bodies. Under the FDCA and associated regulations, manufacturers of medical devices must comply with certain regulations that cover the composition, labeling, testing, clinical study, manufacturing, packaging and distribution of medical devices. In addition, medical devices must receive FDA clearance or approval before they can be commercially marketed in the United States, and the FDA may require testing and surveillance programs to monitor the effects of approved products that have been commercialized and can prevent or limit further marketing of a product based on the results of these post-market evaluation programs. The process of obtaining marketing clearance from the FDA for new products could take a significant period of time, require the expenditure of substantial resources, involve rigorous pre-clinical and clinical testing, require changes to the products and result in limitations on the indicated uses of the product.

We have initiated the VITAL Trial and anticipate submitting our 510(k) Application to the FDA at the completion of the VITAL Trial. However, we may not receive the required clearance from the FDA for the Analyzer on a timely basis. The failure to receive a clearance on a timely basis will have a material adverse effect on our financial condition and results of operations.

The results of the VITAL Trial may not provide sufficient evidence to allow the FDA to grant us marketing clearance pursuant to our anticipated 510(k) Application for the Analyzer.

Our Drug Platform.    All of our drug development programs are in the preclinical phase, which means that none of our drug product candidates has been approved by any governmental regulatory agency, including the FDA.

Our research, development, preclinical and, to the extent that we undertake the New Drug Application process (NDA) itself, clinical trial activities, are subject to an extensive regulatory approval process by the FDA. The process of obtaining required regulatory approvals for drugs is lengthy, expensive and uncertain, and any regulatory approvals may contain limitations on the indicated usage of a drug, distribution restrictions or may be conditioned on burdensome post-approval study or other requirements, including the requirement that we or our pharmaceutical licensees institute and follow a special risk management plan to monitor and manage potential safety issues, all of which may eliminate or reduce the drug’s market potential. Post-market evaluation of a product could result in marketing restrictions or withdrawal from the market.

Any or all of our drug product candidates may not receive FDA approval. The failure of our drug product candidates to receive approval on a timely basis, or at all, will have a material adverse effect on our financial condition and results of operations.

If we seek to market our products in foreign jurisdictions, we will need to obtain regulatory approval in these jurisdictions.

In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. Approval procedures vary among countries (except with respect to the countries that are part of the European Economic Area) and can involve additional clinical testing. The time required to obtain approval may differ from that required to obtain FDA approval. Should we decide to market our products abroad, we may fail to obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may be unable to file for, and may not receive, necessary regulatory approvals to commercialize our products in any foreign market, which could adversely affect our business prospects.

If third-party contract research organizations do not perform in an acceptable and timely manner, our preclinical testing or clinical trials could be delayed or unsuccessful.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. We rely and will continue to rely on clinical investigators, third-party contract research organizations and consultants to perform some or all of the functions associated with preclinical testing or clinical trials. The failure of any of these vendors to perform in an acceptable and timely manner in the future, including in accordance with any applicable regulatory requirements, such as good clinical and laboratory practices, or preclinical testing or clinical trial protocols, could cause a delay or otherwise adversely affect on our preclinical testing or clinical trials and ultimately on the timely advancement of our development programs.

Risks Related to the Market for Our Products

Our ability to compete successfully and achieve future revenue will depend on our ability to protect our proprietary technology.

It is possible that no patents will be issued for our potential applications and that any issued patent may not provide any competitive advantage to us or will be successfully challenged, invalidated or circumvented in the future. In addition, our competitors, many of which have substantial resources and have made significant investments in competing technologies, may seek to apply for, and obtain, patents that will prevent, limit or interfere with our ability to make, use or sell its potential products either in the United States or in international markets.

Patent applications in the United States are, in most cases, maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made.

In addition to patents, we rely on trade secrets and proprietary know-how, which we seek to protect, in part, through confidentiality and proprietary information agreements. However, our confidentiality or proprietary information agreements may be breached, and we may have inadequate remedies for such breach. In addition, our trade secrets may become known to or be independently developed by competitors.

Any future litigation over intellectual property rights would likely involve significant expense on our part and distract our management.

Our ability to compete successfully and achieve future revenue will depend, in part, on our ability to operate without infringing on the rights of others and our ability to enforce our own intellectual property rights. Litigation or claims could result in substantial costs, and diversion of resources and could have a material adverse effect on our business, financial condition, and results of operations.

Although there are no pending lawsuits against us regarding our technology or notices that we are infringing on intellectual property rights of others, litigation or infringement claims may arise in the future.

We enter into confidentiality and non-disclosure agreements with our key employees and limit access to and distribution of our proprietary information. Such measures may not provide adequate protection for our trade secrets or other proprietary information. In addition, our trade secrets or proprietary technology may become known or be independently developed by competitors. Our failure to protect our proprietary technology could have a material adverse effect on our business, financial condition and results of operations. Companies with significantly greater resources than us may compete with our technology platform.

The success of the Analyzer will depend on our ability to obtain and maintain adequate levels of third-party reimbursement for our products.

Our ability to sell the Analyzer will depend on our ability to obtain and maintain adequate levels of third-party reimbursement for use of this product by our customers. The amount of reimbursement in the United States that is available for clinical use of the Analyzer is expected to vary. In the United States, the cost of medical care is funded, in substantial part, by government insurance programs, such as Medicare and Medicaid, and private and corporate health care plans. Third-party payers may seek to deny reimbursement if they determine that a prescribed device is not used in accordance with cost-effective treatment methods as determined by the payer, or is experimental, unnecessary or inappropriate. We do not know whether the use of the Analyzer will ever receive third-party reimbursement. Difficulties in obtaining reimbursement, or the inadequacy of the reimbursement obtained could materially decrease any demand for our products.

We have never sold, and we may never be able to sell, any of our products.

Products developed by us, if any, may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including the receipt and timing of regulatory approvals, and the establishment and demonstration in the medical community of the clinical safety, efficacy and cost-effectiveness of its products and their advantages over existing technologies, as well as approved reimbursement for physicians. We may be unable to manufacture and market successfully our products even if they perform successfully in the clinical applications. Furthermore, physicians and the medical community in general may not accept and utilize any products that we may develop.

We have no experience in marketing or sales.

We have no experience in marketing or selling our products and have no marketing or sales staff. We intend to enter into co-marketing, sales and/or licensing agreements with medical device, biotechnology and pharmaceutical companies to take advantage of their in-house expertise.

Furthermore, any revenue stream and profit obtained from drug licensing agreements will be dependent on the data and the apparent likelihood of developing a novel drug. Agreements with larger pharmaceutical companies will be necessary to provide both the experience and cash flow necessary for additional clinical trials (Phase II and Phase III).

We depend on third party manufacturers to produce our products and the unavailability of qualified manufacturers could restrict our ability to manufacture and sell products.

We do not manufacture our products and we anticipate that we will not manufacture any of our products at any time. Products will be manufactured either by unrelated parties or one of our strategic partners. We may be unable to locate a suitable manufacturer to produce our products, which could harm our business.

We may be unable to keep pace with the rapid technological changes in the biotechnology industry, and as a result, our technologies may become obsolete.

The field of biotechnology is characterized by significant and extremely rapid technological change. Research and discoveries by others may result in medical insights or breakthroughs, which may render our technologies obsolete even before they generate any revenue.

We may be sued for product liability.

We may be held liable if any product we develop, or any product that is made with the use of any of our technologies, causes injury or is found otherwise unsuitable during product testing,

manufacturing, marketing or sale. We currently have limited product liability insurance that may not fully cover our potential liabilities. In addition, if we attempt to obtain additional product liability insurance coverage, this additional insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products developed by us or our collaborative partners. If we are sued for any injury caused by our products, our liability could exceed our total assets.

Risks Related to an Investment in Our Common Stock

The trading of our common stock on the OTCBB and the potential designation of our common stock as a ‘‘penny stock’’ could impact the trading market for our common stock.

Our securities, traded on the OTCBB, may be subject to SEC rules that impose special sales practice requirements on broker-dealers who sell these securities to persons other than established customers or accredited investors. For the purposes of the rule, the phrase ‘‘accredited investors’’ means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse’s income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction before the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers to sell their securities in any market that might develop.

In addition, the SEC has adopted a number of rules to regulate ‘‘penny stock’’ that restrict transactions involving these securities, including Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. ‘‘Penny stocks’’ generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Because our common stock may constitute ‘‘penny stock’’ within the meaning of the rules, the rules would apply to us and to our securities. If our securities become subject to the penny stock rules, stockholders may find it more difficult to sell their securities.

Stockholders should be aware that, according to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) ‘‘boiler room’’ practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although our management does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Substantial future sales of shares of our common stock in the public market could cause our stock price to fall.

If our stockholders sell substantial amounts of our common stock, or the public market perceives that stockholders might sell substantial amounts of our common stock, the market price of our common stock could decline significantly. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that our management deems appropriate. We currently have outstanding 25,907,391 shares of common stock. We also have outstanding Preferred Stock convertible into 157,592 shares of our common stock, warrants and options to purchase an aggregate of 3,067,406 shares of our common stock, 10% convertible notes convertible into 271,111 shares of our common stock, 3,298,000 shares issuable upon the conversion of 12% convertible notes, 1,564,000 shares issuable upon conversion of the 10% convertible bridge notes. Although the shares issued in the merger transaction we completed in March 2007 were issued pursuant to a registration statement, approximately 93% of the shares of our stock issued to Old Vicor’s stockholders pursuant to the Merger are subject to a lockup. The release of shares from lock-up agreements may have a negative impact on our stock price if their holders sell such released shares.

We do not pay cash dividends to our stockholders and have no plans to pay future cash dividends.

We plan to retain earnings to finance future growth and have no current plans to pay future cash dividends to stockholders. Because we do not pay cash dividends, holders of our securities will experience a gain on their investment in our securities only in the case of an appreciation of value of our securities. You should not expect an appreciation in value.

The sale of securities by us in any equity or debt financing could result in dilution to our existing stockholders and have a material adverse effect on our earnings per share.

Any sale of common stock by us in a future private placement offering could result in dilution to the existing stockholders as a direct result of our issuance of additional shares of our capital stock. In addition, our business strategy may include expansion through internal growth, by acquiring complementary businesses, by acquiring or licensing additional brands, or by establishing strategic relationships with targeted customers and suppliers. In order to do so, or to finance the cost of our other activities, we may issue additional equity securities that could dilute our stockholders’ stock ownership. We may also assume additional debt and incur impairment losses related to goodwill and other tangible assets if we acquire another company and this could negatively impact our earnings and results of operations.

Our officers, directors and principal stockholders, controlling approximately 26% of our outstanding common stock, can exert significant influence over us and may make decisions that are not in the best interests of all stockholders.

Our officers, directors and principal stockholders (greater than 5% stockholders) collectively control approximately 26% of our outstanding common stock. As a result, these stockholders will be able to affect the outcome of, or exert significant influence over, all matters requiring stockholder approval, including the election and removal of directors and any change in control. In particular, this concentration of ownership of our common stock could have the effect of delaying or preventing a change of control of us or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This, in turn, could have a negative effect on the market price of our common stock. It could also prevent our stockholders from realizing a premium over the market prices for their shares of common stock. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders, and accordingly, they could cause us to enter into transactions or agreements that we would not otherwise consider.

Anti-takeover provisions may limit the ability of another party to acquire us, which could negatively affect our stock price.

Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our stockholders. The combination of these provisions, as well as Delaware law, effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our common stock.

 forward-looking statements

This prospectus, including the sections entitled ‘‘Risk Factors,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and ‘‘Business,’’ contains ‘‘forward-looking statements’’ that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation: statements regarding proposed new services; statements concerning litigation or other matters; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; and other similar expressions concerning matters that are not historical facts. Words such as ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘could,’’ ‘‘would,’’ ‘‘predicts,’’ ‘‘potential,’’ ‘‘continue,’’ ‘‘expects,’’ ‘‘anticipates,’’ ‘‘future,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes’’ and ‘‘estimates,’’ and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause these differences include, but are not limited to:

•	our failure to implement our business plan within the time period we originally planned to accomplish; and

•	other factors discussed under the headings ‘‘Risk Factors,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and ‘‘Business.’’

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Market for Common Equity
 and Related Stockholder Matters

Common Stock

Our common stock is quoted on the Over-The-counter Bulletin board under the symbol ‘‘VCRT’’ since July 9, 2007. Prior to the third quarter of 2007, there was no established trading market for our common stock. The following table sets forth, for the periods since commencement of trading, the high and low prices for the common stock.

Year Ended December 31, 2007	High	Low
Third Quarter	$5.00	$1.00
Fourth Quarter	$1.50	$0.99

On November 9, 2007, the closing sales price of our common stock as reported on the Over-The-Counter Bulletin Board was $1.00 per share. As of November 9, 2007, there were approximately 614 record holders of our common stock. Our transfer agent is Corporate Stock Transfer of Denver, Co.

Dividends

We have never paid dividends on our common stock. We intend to retain our future earnings to re-invest in our ongoing business.

Registration Rights

In connection with the Merger, we entered into registration rights agreements with the persons listed in the Principal and Selling Stockholders section of this prospectus who were holders of our common stock before the closing of the Merger and who were affiliated with our financial advisor, WestPark Capital, Inc. Under our registration rights agreement with these persons, we agreed to use our reasonable best efforts to file with the SEC a registration statement covering the resale of the common stock held by these holders no later than October 25, 2007. The registration rights agreement also requires us to use our reasonable best efforts to obtain the effectiveness of the registration statement not later than 120 days after the closing of the merger, subject to certain exceptions and limitations. If the filing or effectiveness of the registration statement do not occur within the time period specified in the agreement due to our failure to satisfy our obligations, we must pay liquidated damages to the holders in the form of additional shares of common stock in an aggregate amount equal to 0.0333% of the shares of our common stock covered by the registration statement for each day that the registration statement has not been filed or declared effective by the SEC until the registration statement is filed or becomes effective. The parties to the registration rights agreements have acknowledged that the failure to file a registration statement by October 25, 2007 was not due to our failure to satisfy our obligations; thus the liquidated damages provision is not applicable and we are not obligated to pay any additional shares. After the registration statement is declared effective, we are obligated to use our reasonable best efforts to maintain the effectiveness of the registration statement for a period of 24 months at our expense.

This prospectus relates to the resale of common stock held by the persons listed on the Principal and Selling Stockholders section of this prospectus. Pursuant to our obligations under the above-described registration rights agreement between us and certain of these holders, we filed with the SEC a registration statement on Form SB-2 with respect to the common stock offered by this prospectus.

 PLAN of operation

As a development-stage enterprise, Vicor has no revenues and cannot expect revenues in the foreseeable future until FDA or CE Mark clearance is obtained for one or more of its products for which approval is being sought. Vicor has obtained Phase I and II Small Business Innovation Research (‘‘SBIR’’) Grants in 2003-2005 amounting to a total of $850,000. The funds were utilized to develop software for the PD2i Cardiac Analyzer (the ‘‘Analyzer’’) ($100,000) and to conduct a study of 600 patients with chest pain presenting at emergency rooms in six tertiary care facilities. The aim of the grant was to test and establish ‘‘good medical practice’’ through wide experimental use of the Analyzer at different emergency room sites with high risk patients. Follow-up for these patients has been completed and data analysis is in process. Vicor has treated the funds received for this grant as revenues in its consolidated financial statements.

At June 30, 2006 and 2007, the Company’s cash balance was $626,000 and $7,000, respectively. From January 1, 2006 to December 31, 2006, the Company sold approximately $1.7 million of 12% Convertible Bridge Promissory Notes and $912,000 of 12% Convertible Promissory Notes (discussed below). Additionally, through July 30, 2007, the Company has sold $400,000 of 15% Promissory Notes; obtained a $300,000 loan from a bank; two of its officers sold $177,500 of Common Stock and contributed the proceeds to the Company’s contributed capital; and the Company has sold $439,000 of the 10% Bridge units (see below). Management believes it has sufficient funds to continue operations until November 2007.

The Company’s Plan of Operations consists of:

1.	continuing the Company’s’ pivotal clinical trial to obtain FDA clearance for the Analyzer which commenced in August 2006 with expenditures of $247,000. The trial, named ‘‘Prospective, Multi-Center Study of the Ability of the PD2i Cardiac Analyzer to Predict Risk of VentrIcular TachyArrhythmia Events such as, Sudden Cardiac Death VentricuLar Fibrillation (VF) or Ventricular Tachycardia (VT) in High Risk Patients’’ (‘‘The VITAL Trial’’), will provide the data for the Company’s 510(k) to be submitted to the FDA upon its completion. When the VITAL Trial is fully initiated, Vicor will have expended approximately $1,000,000 for the costs and expenses involved in initiating the VITAL Trial and incur ongoing payments of approximately $125,000 per month.

2.	a Private Placement of units (‘‘Bridge Units’’) comprised of a convertible note and warrants, which the Company concluded on October 18th. The proceeds of the Bridge Units ($1,251,200) will be used to provide additional working capital to Vicor for general corporate expenses, to pay certain existing liabilities and for certain clinical trial costs.

3.	a Private Placement Offering of $6 to $10 million of the Company’s Common Stock in the fourth quarter of 2007.

4.	seeking CE Mark clearance in Europe in late 2007 which will permit the generation of revenue in advance of United States revenue generation in 2008.

5.	maintaining Vicor’s selling, general and administrative expenses at approximately $125,000-$150,000 per month.

However, Vicor cannot assure that it will be successful in raising additional capital. Further, Vicor cannot assure, assuming that it raises additional funds, that it will achieve profitability or positive cash flow. If Vicor is not able to timely and successfully raise additional capital and/or achieve profitability or positive cash flow, its operating business, financial condition, cash flows and results of operations may be materially and adversely affected.

Critical Accounting Policies and Estimates

The following are deemed to be the most significant accounting policies affecting Vicor and its results of operations:

Research and Development Costs

Research and development expenditures, including payments to collaborative research partners, research and development costs (which are comprised of costs incurred in performing research and development activities including wages and associated employee benefits, facilities and overhead costs) are expensed as incurred.

Intellectual Property

Intellectual property, consisting of patents and other proprietary technology, are stated at cost and amortized on a straight-line basis over their economic estimated useful life. Costs and expenses incurred in creating intellectual property are expensed as incurred. The cost of purchased intellectual property is capitalized. Software development costs are expensed as incurred.

Revenue Recognition

As a development-stage enterprise, Vicor has no revenues and cannot expect revenues in the foreseeable future until FDA or CE Mark clearance is obtained for one or more of its products for which approval is being sought. At that time, Vicor expects to recognize revenues as services and product are sold and shipped or delivered. Vicor has obtained Phase I and II Small Business Innovation Research (‘‘SBIR’’) Grants in 2003-2006 amounting to a total of $850,000. Vicor has treated the funds received for this Grant as revenues in its consolidated financial statements and recorded costs when incurred to perform such research and development activities.

Accounting for Stock-Based Compensation

Vicor has recorded equity-based compensation expense for employees and non-employees in accordance with the fair-value provisions of SFAS 123R, principally the result of granting stock options and warrants to employees with an exercise price below the fair value of the shares on the date of grant.

Results of Operations

The following tables sets forth the amounts of expenses and percentages of total represented by certain items reflected in Vicor’s consolidated statements of operations for each of the Three and Six months ended June 30, 2006 and 2007 and Inception to June 30, 2006 and 2007

	Three Months Ended June 30, 2007				Six Months Ended June 30, 2006
	2006		2007		2006		2007
		%		%		%		%
Research grants & interest income	$7,000	0.6%	$—	0.0%	$14,000	0.8%	$12,000	0.3%
Costs and expenses:
Research and development	344,000	31.7%	522,000	41.9%	516,000	30.4%	1,260,000	34.5%
Selling, general & administrative	654,000	60.3%	483,000	38.8%	1,059,000	62.3%	1,287,000	35.3%
Depreciation and amortization	12,000	1.1%	11,000	0.9%	23,000	1.4%	22,000	0.6%
Interest expense	75,000	6.9%	229,000	18.4%	101,000	5.9%	1,082,000	29.6%
	1,085,000	100.0%	1,245,000	100.0%	1,699,000	100.0%	3,651,000	100.0%
Loss before income taxes	(1,078,000)	(99.4%)	(1,245,000)	(100.0%)	(1,685,000)	(99.2%)	(3,639,000)	(99.7%)
Income taxes	—		—		—		—
Net loss	(1,078,000)	(99.4%)	(1,245,000)	(100.0%)	(1,685,000)	(99.2%)	(3,639,000)	(99.7%)
Dividend related to Series A preferred stock	(13,000)	(1.2%)	(13,000)	(1.0%)	(24,000)	(1.4%)	(25,000)	(0.7%)
Net loss applicable to common stock	$(1,091,000)	(100.6%)	$(1,258,000)	(101.0%)	$(1,709,000)	(100.6%)	$(3,664,000)	(100.4%)

	Inception to Period Ended June 30
	2006		2007
		%		%
Research grants & interest income	$824,000	2.7%	$844,000	2.3%
Costs and expenses:
Research and development	12,109,000	39.7%	13,572,000	36.6%
Selling, general & administrative	17,782,000	58.3%	20,896,000	56.4%
Depreciation and amortization	174,000	0.6%	220,000	0.6%
Interest expense	419,000	1.4%	2,350,000	6.3%
	30,484,000	100.0%	37,038,000	100.0%
Loss before income taxes	(29,660,000)	(97.3%)	(36,194,000)	(97.7%)
Income taxes	—		—
Net loss	(29,660,000)	(97.3%)	(36,194,000)	(97.7%)
Dividend related to Series A preferred stock	(114,000)	(0.4%)	(162,000)	(0.4%)
Net loss applicable to common stock	$(29,774,000)	(97.7%)	$(36,356,000)	(98.2%)

Six Months June 30, 2006 Compared to June 30, 2007

Research and Development

For the six months ended June 30, 2006, research and development costs amounted to $516,000, or 30.4% of total expenses, compared to $1,260,000, or 34.5% of total expenses, for the Period ended June 30, 2007. In 2006 the Company incurred $213,000 related to the VITAL trial compared to $234,000 in 2007. The increase in 2007 was attributable principally to the equity based compensation for the Scientific Advisory Board of $878,000. The results of the VITAL Trial will serve as the basis for Vicor’s 510(k) filing with the FDA upon completion of the trial. The VITAL Trial is expected to cost in excess of $4,500,000.

Selling, General and Administrative

For the six months ended June 30, 2007, selling, general and administrative costs amounted to $1,287,000, or 35.3% of total expenses, compared to $1,059,000, or 62.3% of total expenses, for the six months ended June 30, 2006. For the six months ended June 30, 2007 the increase in total selling, general and administrative costs was principally related to the costs incurred in connection with the merger.

Interest Expense

For the six month ended June 30, 2007, interest costs amounted to $1,082,000, or 29.6% of total expenses, compared to $101,000, or 5.9% of total expenses, for the six month ended June 30, 2006. For the six month ended June 30, 2007 the increase of $981,000 is due to (a) an increase of $537,000 in 2007 due to the amortization of the beneficial conversion feature and deferred financing fees related to Promissory Notes, (b) an increase of $64,000 in 2007 due to the 12% Bridge Notes sold late in 2006, (c) an increase of $253,000 in 2007 due to the amortization of the financing fee related to the 15% Bridge Notes , (d) an increase of $94,000 due to amortizing the financing fees of the 12% Bridge Note ,(e) an increase of $36,000 due to the amortization of prepaid interest related to the 2004 Notes, (f) and raising of the rate of interest from 10% to 12% on the 20040 Notes, (g) an increase of $58,000 due to the interest on the 15% Notes.

While Vicor’s basic expenditures (excluding the costs of the Vital trial) are expected to approximate $125,000 – $150,000 per month, Vicor anticipates that its selling, general and administrative costs may increase further in connection with it becoming a publicly-traded company.

Liquidity and Capital Resources

As a development-stage company, Vicor has no revenues and is continually raising capital with which to execute its Business Plan and commercialize its products. Please refer to the discussions contained in the Plan of Operations and Going Concern.

Going Concern

Vicor has prepared its financial statements for the six months ended June 30, 2006 and 2007 on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Vicor incurred a net loss of $3,664,000 for the six months ended June 30, 2007 and had an accumulated deficit of $36,356,000 at June 30, 2007. Vicor expects to incur substantial expenditures to further the commercial development of its products. Vicor’s working capital at June 30, 2007 will not be sufficient to meet such objectives. Management recognizes that Vicor must generate additional resources to successfully commercialize its products. Management plans include the sale of additional equity or debt securities, alliances or other partnerships with entities interested in and resources to support the further development of Vicor’s products as well as other business transactions to assure continuation of Vicor’s development and operations.

Vicor has raised approximately $10,800,000 since its inception in 2000 in a series of private placements of its common stock to accredited investors. In addition, in 2003, Vicor sold $500,000 of Series A Convertible Preferred Stock to a private venture fund. For additional capital, Vicor sold $610,000 of 2004 Notes to certain stockholders in 2004 and $2,801,000 of Bridge Notes and Promissory Notes in the year ended December 31, 2006. In addition Vicor sold 400,000 of 15% Notes and has obtained a $300,000 bank loan from Colonial Bank.

Vicor projects that its research expenditures for the years 2007-2008 will exceed $5,000,000, a substantial portion of which ($4,000,000) will be for the VITAL Trial being conducted at the Harvard Clinical Research Institute which will serve as the basis for Vicor’s 510(k) by which Vicor expects to obtain FDA clearance for the Analyzer. Such clearance will allow Vicor to commence marketing and generate revenues. Additionally, Vicor expects to conduct other research related to the PD2i Analyzer as well as the drug discovery platform and will incur selling, general and administrative expenses in connection with day-to-day operations and the prosecution of its patent portfolio.

Holders of Vicor’s Series A Convertible Cumulative Preferred Stock will be entitled to cumulative cash dividends at an annual rate of 8% ($0.26 per share). Dividends will accrue and compound annually until paid in full, or, at the option of the Holders, converted into additional Preferred Stock.

At June 30, 2007, Vicor has a working capital deficiency of $2,703,000 and $7,000 in cash and cash equivalents. Vicor’s working capital is not sufficient to meet its objectives. Management recognizes that Vicor must generate additional resources to successfully commercialize its products. Management plans include the sale of additional equity and debt securities. Vicor’s financing strategy includes:

1.	The offering of additional debt and equity securities such as the 15% Notes and the Bank Loan.

1.	A Private Placement of units (‘‘Bridge Units’’) comprised of a Convertible Note and Warrants, which the Company concluded on October 18, 2007. The proceeds of the Bridge Units ($1,251,200) will be to provide additional working capital to Vicor for general corporate expenses, to pay certain existing liabilities and for certain clinical trial costs.

3.	A Private Placement Offering of $6 to $10 million of the Company’s Common Stock in the fourth quarter of 2007.

However, the Company may not be successful in raising additional capital. Further, assuming that it raises additional funds, the Company may not achieve profitability or positive cash flow. If the Company is not able to timely and successfully raise additional capital and/or achieve profitability or positive cash flow, its operating business, financial condition, cash flows and results of operations may be materially and adversely affected.

Off-Balance Sheet Arrangements

The Company has not entered into any transaction, agreement or other contractual arrangement with an entity unconsolidated under which it has:

•	a retained or contingent interest in assets transferred to the unconsolidated entity or similar arrangement that serves as credit;

•	liquidity or market risk support to such entity for such assets;

•	an obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•	an obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, the Company where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging, or research and development services with the Company.

 business

Corporate History

We were incorporated in the State of Delaware on May 24, 2005. On August 3, 2005, we filed a registration statement on Form 10-SB, which was subsequently amended on August 29, 2005, to register our common stock under the Exchange Act. The registration statement became effective on October 3, 2005, after which time we became a reporting company under the Exchange Act. We were formed to pursue a business combination with one or more operating companies. Since our inception, we have been engaged in organizational activities, efforts to obtain initial financing, and the businesses of identifying, evaluating, and investigating other companies or businesses to acquire or with which to merge.

From May 2005 through March 2007, we were a public ‘‘shell’’ company with nominal assets.

On July 28, 2006, we entered into an Agreement and Plan of Merger, which was subsequently amended on December 29, 2006 (the ‘‘Merger Agreement’’), with Vicor Acquisition Corp., a Delaware corporation and our wholly-owned subsidiary, and Old Vicor. The closing of the transactions contemplated by the Merger Agreement occurred on March 30, 2007. At the closing, our wholly-owned subsidiary merged with and into Old Vicor with Old Vicor surviving the Merger as our wholly-owned subsidiary. Each stockholder of Old Vicor received two shares of our common stock for each share of Old Vicor common stock held and each outstanding share of Acquisition Corporation was exchanged for one share of Old Vicor common stock. Old Vicor’s former stockholders now own, on a fully-diluted basis, approximately 90% of the outstanding shares of our common stock. Upon the consummation of the Merger we were obligated to issue 22,993,723 shares of our common stock to Old Vicor’s former stockholders. Immediately subsequent to the Merger, we merged Old Vicor with and into our company in the Short Form Merger that became effective on March 31, 2007. In connection with the Short Form Merger, we changed our name to ‘‘Vicor Technologies, Inc.’’

Upon consummation of the Merger, approximately 93% of Old Vicor’s stockholders agreed to refrain from transferring, selling or assigning their shares of our common stock for a period of at least one year after the effective time of the Merger without the written consent of WestPark.

Our Business

General Overview

We are a biotechnology company dedicated to the development of innovative diagnostic and therapeutic products. Our medical device, the PD2i Cardiac Analyzer, which is based on a patented, proprietary algorithm, and which we believe accurately risk stratifies patients into those who are at high or low risk of suffering a fatal arrhythmic event or Sudden Cardiac Death (SCD) within a six month time frame. SCD is the leading cause of natural death in the United States each year with 500,000 reported cases. We plan to file for 510(k) device approval based upon the completion of a large-scale clinical trial (VITAL) (‘‘Prospective, Multi-Center Study of the Ability of the PD2i Cardiac Analyzer to Predict Risk of VentrIcular TachyArrhythmic Events such as, Sudden Cardiac Death VentricuLar Fibrillation (VF) or Ventricular Tachycardia (VT) in High Risk Patients’’) which began patient enrollment in November 2006. The trial will be coordinated by HCRI, and Target Health, Inc. (New York, New York). Our therapeutic products have been developed by using an innovative drug discovery platform which focuses on naturally occurring bioactive molecules derived from state-dependent physiologies such as hibernation.

We own all of the outstanding common stock of NMI and STI. We have no operations independent of our wholly owned subsidiaries. NMI owns all of our intellectual property related to our diagnostic products. STI owns all of our intellectual property related to our therapeutic products.

Our Diagnostic Platform – PD2I Cardiac Analyzer

In May 2003, NMI entered into an Asset Purchase Agreement, as amended in September 2003, with Enhanced Cardiology, Inc. The agreement called for NMI to acquire certain patents in exchange for total consideration of $252,000, of which $175,000 was to be paid upon execution of the agreement and $77,000 was to be paid pursuant to a six-month consulting agreement, which ended on June 30, 2004. We paid $175,000 in October 2003 and NMI acquired the patents free of any liens or encumbrances. The $252,000 has been capitalized and included in our consolidated financial statements. The remaining $77,000 must still be paid.

In October 2002 (and as amended in July 2003 and September 2003), we entered into a Purchase and Royalty Agreement with Dr. James E. Skinner, our Vice President and Director of Scientific Research and one of our Directors, to acquire the software related to the Analyzer. The total purchase price for the software was $200,000, which has been included in our Consolidated Balance Sheet as Intellectual Property. To date, we have paid $100,000. The remaining balance is included in our Consolidated Balance Sheet as Due to Related Parties. The Agreement further provides for an ongoing royalty to be paid to the scientist amounting to 10% of amounts received by us from any activities relating to the Analyzer for the life of the patents. Royalty payments will commence after we have recovered its development costs in full.

The Analyzer is a noninvasive heart monitoring system that we believe has the capability to accurately predict Sudden Cardiac Death or SCD, which can help solve a central problem of cardiovascular disease diagnosis. The Analyzer is based on a series of patented algorithms that examine the relationship of nonlinear dynamics to heart rate variability.

Our PD2i Cardiac Analyzer addresses a significant health care issue which involves a patient cohort of at least 12,000,000 patients. This patient cohort is composed of the MADIT-II (Multicenter Automatic Defibrillator Implantation Trial II)/SCD-HeFT (Sudden Cardiac Death in Heart Failure Trial,) patient population; many of whom may need an ICD (Implantable Cardioveter Defibrillator) as life saving therapy. However, it has been noted in recent registry studies that over 70% of the implanted ICD’s never have an appropriate firing. We believe this over-implantation has lead to a substantial and unnecessary medical cost burden. We believe that this over-implantation places these patients at risk because of the complications which can accompany this surgery.

The PD2i algorithm provides a method for evaluating electrophysiological potentials (from electrocardiograms) with a high sensitivity and high specificity used to predict future pathological events, such as fatal cardiac arrhythmias. The PD2i algorithm is designed to detect deterministic, low-dimensional excursions in nonstationary heartbeat intervals. The PD2i algorithm uses an analytic measure that is deterministic and non-linear. It is based on caused variation in data, does not require stationarity, and actually tracks nonstationary changes in the data. It is sensitive to chaotic as well as nonchaotic, linear data.

The key to understanding what the Analyzer does and why we believe it is superior to all other devices in predicting SCD is based on neuro-cardiac relationships defining the connection between the variation of the heartbeat intervals and the heart’s vulnerability to arrhythmogenesis. Our analytical approach to quantifying these neuro-cardiac relationships utilizes the relatively new field of nonlinear dynamics. As opposed to using an algorithm based on a linear stochastic model, such as standard deviation, the Analyzer measures variability that is based on a nonlinear deterministic model.

The Analyzer requires a data collection window of only approximately twenty minutes and is performed on a resting patient; hence, elevated heart rates and stress testing are not required. The Analyzer performs automatically and, with the click of a button, test results appear as a negative or a positive that can be easily discerned by a physician. Reports can be printed and viewed on the screen of a computer. The device is user-friendly because it is PC-based and Windows integrated. The entire system is lightweight and completely portable.

To date, we have concentrated our research and development efforts exclusively on the Analyzer’s ability to detect SCD. We anticipate, however, that the Analyzer’s diagnostic applications will also predict Alzheimer’s Disease and other diseases. Collaboration discussions have also begun with the Neurosciences Institute to pursue the utilization of the PD2i technology platform for the early diagnosis of Alzheimer’s disease. This collaboration will include several different studies that we would sponsor and utilize the Neurosciences Institute’s vast number of patients. The first of such studies commenced in January 2006 with the enrollment of the first patient. Dr. Earl Zimmerman, Professor and Bender Endowed Chair of Neurology at Albany Medical College, Director of Clinical Research at the Neurosciences Institute, Clinical Director of Neurosciences Advanced Imaging Research Center, and Director of the Alzheimer’s Center of Albany Medical Center, has stated his interest in the prospect of using the Analyzer as a predictor of early Alzheimer’s Disease.

Background of SCD

SCD is a sudden, unexpected death caused by loss of heart function. It is the largest cause of natural death in the United States, causing about 500,000 adult deaths each year. SCD is caused by arrhythmias (abnormal heart rhythms). The most common life-threatening arrhythmia is ventricular fibrillation, an erratic, disorganized firing of impulses from the ventricles. When this occurs, the heart is unable to pump blood, and death will occur within minutes, if left untreated.

SCD is not a heart attack. A heart attack occurs due to blockage in one or more of the coronary arteries that feed the heart muscle, resulting in lack of blood flow to the heart muscle. The heart becomes damaged. In contrast, during sudden cardiac death, the electrical system to the heart suddenly becomes irregular. The ventricles may flutter or quiver (ventricular fibrillation), and blood is not delivered to the body. Of greatest concern in the first few minutes is that blood flow to the brain will be reduced so drastically, a person will lose consciousness. Death follows unless emergency treatment is begun immediately.

SCD can be treated and reversed, but emergency action must take place almost immediately. Survival can be as high as approximately 90% if treatment is initiated within the first minutes after SCD. The survival rate decreases by about 10% each minute longer. Proper evaluation by a physician can prevent SCD. Evaluation includes a patient history as well as a diagnostic test to determine the patient’s risk of developing SCD.

Existing Diagnostic Tools for SCD

Current diagnostic tests include noninvasive diagnostic tools such as an electrocardiogram or ECG, ambulatory monitoring, or echocardiography, and invasive diagnostic tools such as cardiac catheterization or an electrophysiology study.

The current invasive diagnostic tools have all of the risks that accompany any major surgery. We believe that the current noninvasive diagnostic tools suffer from two significant drawbacks. First, the current noninvasive diagnostic tools are inaccurate because they are based on random variation in the data (stochastic), the system generating the data cannot change during the recording, and are insensitive to nonlinearities in the data. Second, the current noninvasive diagnostic tools require a stress test, which brings its own risks.

Regulatory Approval Process

United States.    The Analyzer has not been approved by any governmental regulatory agency, including the FDA. Until the FDA approves the Analyzer, the Analyzer cannot be marketed or distributed in the United States.

The FDA classifies medical devices into Class I, II, and III. The amount of regulatory control increases from Class I to Class III. The device classification regulation defines the regulatory requirements for a general device type. A full premarket notification process, required for Class III devices, is the most detailed process, requiring the submission of clinical data to support claims made for the device. The full premarket notification process is an actual approval of the device by the FDA. Class II devices require premarket notification on a 510(k) application. A 510(k) application is a premarketing submission made to the FDA to demonstrate that the device to be marketed is as safe and effective – that is, substantially equivalent – to a legally marketed device or, what we call a predicate device, that is not subject to premarket approval. The FDA has advised management that the predicate device for the Analyzer is a Class II device (pursuant to 21 C.F.R. §870.2340 – Cardiovascular Devices – Cardiovascular Monitoring Devices – Electrocardiograph); thus the Analyzer is only subject to the less onerous premarket notification on a 510(k) application.

Investigational Device Exemption (IDE).  In certain cases, including ours, the 510(k) application requires the submission of clinical data to support claims made for the device. For the FDA to permit applicants to undertake a clinical trial using unapproved medical devices on human subjects, applicants are required to seek an Investigational Device Exemption, or what we call an IDE. Clinical studies with devices of significant risk must be approved by the FDA and by an Institutional Review Board or IRB before the study can begin. Studies with devices of nonsignificant risk only need be approved by the IRB before the study can begin. The FDA has advised our management that the Analyzer is a non-significant risk device. Thus, we are not required to obtain FDA approval of the IDE.

510(k) Application.  Once the 510(k) application is received by the FDA, a preliminary screening is undertaken. If the 510(k) is found to contain all the required elements, it will be assigned to a reviewer. When the reviewer needs additional information to complete the review, he or she will contact the applicant with a simple request or prepare a deficiency letter that will detail the additional information needed. The 510(k) applications are reviewed, in order, according to the original or additional information receipt date. After the technical review is completed, the reviewer’s recommendation is forwarded to the division director for concurrence. If the division director concurs, then the FDA will issue the decision letter to the applicant. Generally, the FDA decision takes 90 to 180 days after the FDA receives the 510(k) application. However, certain items, including the amount of time it takes an applicant to respond to any FDA requests for additional information, may delay the FDA decision.

Our Status.  The VITAL trial was initiated in August 2006 and will be conducted by HCRI which is responsible for the overall coordination and monitoring of the trial. The FDA, in pre-IDE (Investigational Device Exemption) meetings, agreed to the final PD2i protocol and study design for the pivotal VITAL study. Target Health, Inc., a full service contract research organization is responsible for developing the electronic case report form to permit the gathering of patient data via the Internet, and will be responsible for preparing and submitting our Premarket Notification 510(k).

•	700-900 patients (MADIT-II/SCD-HeFT patient cohort)

•	30-60 Sites

•	Coordinated by the HCRI

•	Director: Dr. Matt Reynolds

•	Final protocol has been approved by FDA

•	Site selection is underway

•	First patient enrolled in November 2006

•	510(k) Submission anticipated in 2009

Europe.    The Analyzer has not been approved by the European Union. Until we receive a Certificate of Registration, we cannot market or distribute the Analyzer in the European Union.

Obtaining CE Mark Certification.  We are required to receive a CE Mark certification, an international symbol of quality and compliance with applicable European community medical device directives. In particular, we must comply with the Essential Requirements of the Medical Devices Directive, which primarily relate to safety and performance, and to undergo conformity assessment certification by a Notified Body in order to qualify for CE Mark approval.

Our Status.  As of June 30, 2007, we have not commenced this approval process, however, we plan to begin this process in the fourth quarter of 2007.

Marketing Strategy for the Analyzer

After analyzing the United States heart rate variability market (acute care and non-acute care), our marketing strategy is to segment the cardiologist market and target technology friendly, early adopters first.

The United States market only represents a fraction of the total potential worldwide market for the Analyzer. We anticipate marketing the Analyzer in Europe if we receive CE mark clearance. We have not determined our marketing strategy for Europe.

The Analyzer’s Competition

Non-invasive diagnostic tools for SCD are relatively new in the cardiac diagnostic field, thus the current market competition for this type of product is limited.

The major direct competitor of the Analyzer is Cambridge Heart, Inc. (‘‘Cambridge Heart’’). According to their filings with the SEC, Cambridge Heart has several products, including the Heartwave System, CH 2000 Cardiac Stress Test System, and Micro-V Alternans Sensors. All of their products have received 510(k) clearance from the FDA for sale in the United States. They have also received the CE mark for sale in Europe and have been approved for sale by the Japanese Ministry of Health, Labor and Welfare. Cambridge Heart commenced sales in 2000.

We believe that our PD2i Cardiac Analyzer has significant and cost effective advantages versus the Cambridge Heart, Inc. CAMB Model CH 2000 Cardiac Diagnostic System. We believe our PD2i Cardiac Analyzer delivers a more accurate prediction of SCD, is substantially less expensive and is a procedure that is more patient friendly.

Key disadvantages of the Cambridge Heart products vs. our product

•	Requires a stress test to capture the T-wave alternans

•	The stress test itself is not without risk; it could induce heart failure

•	The procedure requires costly electrodes which are not reimbursed

•	Most importantly – The procedure cannot be performed on patients:

•	exhibiting ectopic or irregular heartbeats, or

•	taking beta-blockers used to treat Coronary Artery Disease

PD2i Competitive Advantages

•	Avoids risks associated with a cardiac stress test

•	Performed on a resting patient in any environment

•	Can be performed without specialized equipment

•	Costly electrodes are not required

•	PD2i is not derailed by ectopic or irregular heartbeats

•	PD2i is not affected by common cardiac drugs

•	No significant up-front equipment cost to the physician

Manufacturing

We do not manufacture our products and anticipate that we will not manufacture any of our products at any time. We expect our products to be manufactured by unrelated parties.

Drug Discovery Platform (Therapeutic Products)

The mission of our drug discovery platform is to focus on the pre-clinical and early clinical development of products for the treatment of an array of human diseases such as cerebral ischemia (stroke), cardiac ischemia, kidney failure, organ transplantation and preservation, hypertension, obesity, and thrombolytic diseases. We anticipate licensing our products to an existing pharmaceutical/biotechnology company either before or after the product is submitted to the FDA’s regulatory process.

We anticipate that our products will use specific naturally occurring peptides and proteins derived from ‘‘state-dependent’’ physiologies. When we refer to state-dependent physiologies we are discussing the naturally occurring process under which certain mammals engage in ‘‘altered physiologic states’’ such as hibernation, REM sleep and pregnancy. During these altered physiologic states, these mammals produce a variety of bioactive molecules. We believe that it is these molecules that lead to the altered physiological states such as blood pressure reduction, loss of appetite and thirst, diminished cancerous cell growth and reproduction, urea recycling and tissue and organ preservation.

Our initial drug discovery efforts relate to those state-dependent peptides and proteins released during hibernation. Hibernation is a complex grouping of individual physiologies that are spread out over time. Cessation of appetite occurs many weeks before the animal goes into the sleep-like state in which blood pressure and metabolism are reduced. It is the separate and specific individual physiologies that are of interest to us for pharmaceutical development, not the complex event of hibernation itself. It has been demonstrated, for example, that blood-pressure elevations can be reduced to normal in awake non-hibernating animals without inducing all of the other hibernation-related physiologies (e.g., appetite suppression). We believe that similar results can be achieved with other physiologies.

We have developed a strategy, which we believe will enable us to isolate the naturally occurring, state dependent, non-toxic bioactive molecules that are produced during hibernation of certain mammals, such as the Woodchuck. We anticipate using these molecules, as well as its derivatives, to treat major human diseases such as stroke and cardiac ischemia. Since 2003, to conserve cash and to focus on the FDA approval of the Analyzer, we have halted all research related to our drug platform.

Background of Cerebral and Cardiac Ischemia

Stroke.    Stroke is the United States’ third leading cause of death, killing nearly 160,000 Americans every year. Every year approximately 750,000 Americans have a new or recurrent stroke. Strokes currently are classified as either hemorrhagic or ischemic. Acute ischemic stroke refers to strokes caused by thrombosis or embolism and accounts for 80% of all strokes.

Generally, there are three treatment stages for stroke: prevention, therapy immediately after stroke, and post-stroke rehabilitation. Therapies to prevent stroke are based on treating an individual’s underlying risk factors. Acute stroke therapies try to stop a stroke while it is happening. Post-stroke rehabilitation seeks to overcome disabilities that result from stroke damage. Medication or drug therapy is the most common treatment for stroke.

Without prompt medical treatment the larger area of brain cells, called the penumbra, will die. Given the rapid pace of the ischemic cascade, the ‘‘window of opportunity’’ for interventional treatment is about six hours. Beyond this window, reestablishment of blood flow and administration of neuroprotective agents may fail to help and can potentially cause further damage. Within the last decade, researchers have learned exactly why brain cells die during stroke. Most strokes culminate in a core area of cell death (infarction) in which blood flow is so drastically reduced that the cells usually cannot recover. This threshold seems to occur when cerebral blood flow is 20 percent of normal or less. Without neuroprotective agents, nerve cells facing 80 to 100 percent ischemia will be irreversibly damaged within a few minutes. Surrounding the ischemic core is another area of tissue called the ‘‘ischemic penumbra’’ or ‘‘transitional zone’’ in which cerebral blood flow is between 20 and 50 percent of normal. Cells in this area are endangered, but not yet irreversibly damaged.

Heart Attack and Arrhythmic Death.    According to the American Heart Association, heart attack is the number one killer in the U.S., larger than stroke and cancer combined. Heart attack, like stroke, is caused by ischemia (i.e., loss or reduction of blood flow) and it is often associated with fatal cardiac arrhythmias. Approximately 450,000 Americans die suddenly and unexpectedly each year of fatal cardiac arrhythmias. Myocardial ischemia, however, only accounts for about half the arrhythmic deaths. The other victims do not have significant cardiovascular disease or any evidence of severe myocardial ischemia. Animal studies support the separation of ischemic injury from arrhythmic death and demonstrate that specific cerebral systems project neural activities to the heart that are both necessary and sufficient to elicit lethal arrhythmias. Coronary occlusion per se is neither necessary nor sufficient and therefore cannot be the direct cause.

The cause of the lethal arrhythmias appears to result from the same descending neural activity that maintains blood-pressure elevations in hypertension. Furthermore the same brain structure responsible for these disorders utilizes central beta-receptor pathways that collectively appear to be the targets for the combined anti-hypertensive and anti-mortality efficacies of the beta-blocker drugs.

Existing Treatment

Stroke.    The following medications are among those most commonly prescribed for stroke treatment:

Drug Name	Mechanism of Action
Aspirin	Anti-Platelet
Clopidogrel	Anti-Platelet
Dipyridamole	Anti-Platelet
Heparin	Anticoagulant
Ticlopidine	Anti-Platelet
Tissue Plasminogen Activator	Thrombolytic
Warfarin	Anticoagulant

All of the above compounds act in a similar manner. This list demonstrates the need for novel compounds that can act not only as prophylactics but as treatments that can lead to the savings of ischemic tissue. Surgery can be used to prevent stroke, to treat acute stroke, or to repair vascular damage or malformations in and around the brain. Physical therapy is the cornerstone of the rehabilitation process for most stroke patients.

Heart Attack and Arrhythmic Death.    Persons with symptoms of coronary artery disease may be prescribed medications to control symptoms and, in some cases, slow its progression. These medications include Aspirin or other Anti-Platelet medications, beta-blockers, angiotensin-converting enzyme (ACE) inhibitors, statins, nitrates, and calcium channel blockers. There are also several nonsurgical procedures used to treat coronary artery disease. They are called nonsurgical procedures because the repair is done through a catheter inserted into an artery, and neither a large incision nor general anesthesia are needed. These procedures include angioplasty and atherctomy. Finally, surgical procedures may be used. Most often, coronary artery bypass surgery is performed, but transmyocardial laser revascularization is also used.

Regulatory Approval Process

United States.    Below is an overview of the regulatory approval process in the United States for a new drug:

Preclinical Testing.  The company conducts laboratory and animal studies to show biological activity of the compound against the targeted disease, and the compound is evaluated for safety. These tests take approximately three and one-half years.

Investigational New Drug Application (‘‘IND’’).  After completing preclinical testing, the company files an IND with the FDA to begin to test the drug in people. The IND becomes effective if FDA does not disapprove it within 30 days. The IND shows results of previous experiments, how, where and by whom the new studies will be conducted; the chemical structure of the compound; how it is thought to work in the body; any toxic effects found in the animal studies; and how the compound is manufactured. In addition, the IND must be reviewed and approved by the Institutional Review Board where the studies will be conducted, and progress reports on clinical trials must be submitted at least annually to FDA.

Clinical Trials, Phase I.  These tests take about a year and involve about 20 to 80 normal, healthy volunteers. The tests study a drug’s safety profile, including the safe dosage range. The studies also determine how a drug is absorbed, distributed, metabolized and excreted, and the duration of its action.

Clinical Trials, Phase II.    In this phase, which takes about two years, controlled studies of approximately 100 to 300 volunteer patients (people with the disease proposed to be treated) assess the drug’s effectiveness.

Clinical Trials, Phase III.  This phase lasts about three years and usually involves 1,000 to 3,000 patients in clinics and hospitals. Physicians monitor patients closely to determine efficacy and identify adverse reactions.

New Drug Application (NDA).  Following the completion of all three phases of clinical trials, the company analyzes all of the data and files an NDA with FDA if the data successfully demonstrate safety and effectiveness. The NDA must contain all of the scientific information that the company has gathered. NDAs typically run 100,000 pages or more. By law, the FDA is allowed six months to review an NDA. In almost all cases, the period between the first submission of an NDA and final FDA approval exceeds that limit; the average NDA review time for new molecular entities approved in 1992 was 29.9 months.

Approval.  Once FDA approves the NDA, the new medicine becomes available for physicians to prescribe. The company must continue to submit periodic reports to FDA, including any cases of adverse reactions and appropriate quality-control records. For some medicines, FDA requires additional studies (Phase IV) to evaluate long-term effects.

Our Status.  As of December 31, 2006, we are still in the pre-clinical testing phase with respect to our drug discovery platform. We have completed a pre-IND meeting with the FDA for the stroke compound under development.

Marketing Strategy for Our Drug Platform

We have conducted some of our ongoing research relating to the discovery and isolation of our Proprietary Fractions at Mt. Sinai Medical Center in Miami Beach, Florida. In an effort to hold down operating costs and expedite the research and discovery process, we have entered into other contract research and collaboration relationships, including Proteomic Research Services, Inc., Calvert Preclinical Services, Inc., and Target Health. Since 2003, to conserve cash and to focus on the FDA approval of the Analyzer, we have halted all research related to our drug platform.

Through and with the assistance of our collaboration partners, we expect to perform pre-clinical research using animal models to obtain proof of concept and pharmacology validation. Furthermore, it is our intent to develop a Clinical Development Plan in conjunction with meetings to be held with the FDA in a pre-IND meeting for each drug under development.

After an IND approval is obtained, we can create additional value by completing the Phase I and Phase II trials prior to licensing each compound to pharmaceutical manufacturers. Alternatively, we may license each compound at the time an IND approval is obtained and let the pharmaceutical manufacturers advance the drug through the rigorous clinical trial process.

We expect to pursue a licensing strategy with pharmaceutical manufacturers. We anticipate generating license fees as well as royalties.

Competition for Drug Discovery Platform

We know of no direct competitors in the hibernation field. Our computer search of the National Library of Medicine shows twenty-five articles published within the past ten years that contain the key words ‘‘hibernation’’ and ‘‘enkephalin.’’ The latter search word was selected because, in the 1970s, when enkephalin was a much studied molecule, there were two scientific publications that suggested hibernation might be produced by this molecule, and since that time most of the neurochemical reports have dealt with elevations of enkephalin during hibernation. None of these studies, however, has yet indicated a direct evocation of any of the individual hibernation physiologies in non-hibernating species. This line of work constitutes what is commonly called ‘‘a false lead,’’ for it is now clear that although enkephalin concentrations in the brain are elevated during hibernation, enkephalin itself does not actually evoke hibernation.

Overall, if our drug candidates receive approval from the FDA, we expect our drugs to have significant advantages over existing drug therapy, since conventional drug therapy is comprised of compounds obtained from non-mammalian sources that are typically toxic and cause unwanted side effects.

Manufacturing

We anticipate that we will not manufacture any of our drugs. We anticipate that the pharmaceutical company that licenses our drugs will manufacture the drugs.

Intellectual Property

We pursue and maintain intellectual property rights in the United States and worldwide. We rely on a combination of patents, trademarks, trade secrets, know-how and nondisclosure agreements to protect its intellectual property and proprietary rights.

Patent and Proprietary Rights

As of November 9, 2007, we own four issued United States patents and three United States pending patent applications. Our issued patents expire in 2023. In addition, we currently have 31 foreign pending patent applications. We have filed patents with Australia, Brazil, Canada, China (Peoples Republic), European Patent Office, Hong Kong, India, Israel, Japan, Malaysia, Mexico, New Zealand, South Africa, South Korea, Taiwan, and Thailand. We have also filed patents pursuant to the Eurasian Patent Convention and the Patent Cooperation Treaty.

The following U.S. patents have been issued to us or are in prosecution related to our PD2i technology:

1.	PD2i Electrophysiological Analyzer. United States number 5,709,214. Patent issued January 20, 1998.

2.	PD2i Electrophysiological Analyzer. United States number 5,720,294. Patent issued February 24, 1998.

3.	Improved Method and System for Detecting and/or Predicting Biological Anomalies. United States number 7,076,288. Patent issued July 11, 2006.

4.	Use of PD2i Algorithm to Predict and/or Diagnose Cerebral Disorders. United States number 7,276,026. Patent issued October 2, 2007.

5.	Knowledge Determination System. Patent applied for January 14, 2005. #11/332,066.

6.	PD2i Cardiac Analyzer V2.0. Patent applied for August 31, 2006. #60/824,170

We anticipate that our issued patent for the PD2i Cardiac Analyzer, relating to the detection of biological anomalies, and which extends the life of our existing issued patents, will also restrict the collection of Electrocardiograph (ECG) data for use with the PD2i Analyzer to us. This is another major part of our intellectual property.

We have filed a patent covering the development of the Automated Software VERSION 2.0, which we believe will extend the life of our already issued patents.

Trademarks

We pursue and maintain trademark protection in the United States and worldwide. As of November 9, 2007, we own one United States registered trademark. We own the trademark for PD2i in the United States. This is the trademark which will designate the products which are anticipated to be sold by NMI related to the heart detection devices.

Research and Development

Our research and development expenses for 2005 and 2006 were approximately $584,000 and $719,000, respectively. These research and development expenses include, but were not limited to,

salary and fringe benefit costs for employees who were engaged in research, development, clinical and regulatory activities. In addition, all clinical trial costs, clinical and regulatory consulting and contract manufacturing costs are included. Chemicals, laboratory supplies and sponsored research activities are also included.

Employees

As of November 9, 2007, we employed six individuals, and engaged the services of several consultants. Of our six employees, three are leased under a Professional Employer Organization (PEO) arrangement pursuant to a Service Agreement with ALDA & Associates International, Inc. (‘‘ALDA’’), a consulting company owned and controlled by Mr. Fater. Of our employees, three are engaged in executive, administrative, business development and intellectual property functions, and three are engaged in research and development and clinical/regulatory activities. We anticipate that we will need to recruit additional personnel to manage our expanded research, product and clinical development programs and to pursue our business strategy.

We are party to employment agreements with our Chief Executive Officer, David H. Fater, and two of our scientists, Jerry M. Anchin and James E. Skinner, the terms of which expire at various times in 2009, except for Mr. Fater’s. Under Mr. Fater’s employment agreement, on June 1 of each year the term of his employment agreement is automatically extended for an additional one-year period, which means that the agreement will always have a three-year term, unless otherwise terminated. All employment agreements provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses which are payable at the discretion of the Board of Directors. Certain salary amounts due to them were deferred. Deferred salaries under these agreements amounted to and $326,000 and $346,000 at December 31, 2006 and 2005, respectively and have been included in the accompanying consolidated balance sheet under due to related parties.

Description of Property

We have one facility which is leased,: a corporate office in Boca Raton, Florida. Our corporate office is staffed by five people devoted to corporate development, management and operations. Our corporate office is located at 2300 NW Corporate Boulevard, Suite 123, Boca Raton, Florida 33431. Our telephone number is (541) 995-7313.

Legal Proceedings

We are currently not a party to any material legal proceedings.

 management

Executive Officers and Directors

The following table sets forth the names, positions and ages of our current executive officers and directors. Class I directors have a term expiring in 2008 and serve until the 2008 annual meeting of stockholders or until their successors are elected and qualified. Class II directors have a term expiring in 2009 and serve until the 2009 annual meeting of stockholders or until their successors are elected and qualified. Class III directors have a term expiring in 2010 and serve until the 2010 annual meeting of stockholders or until their successors are elected and qualified. Officers are appointed by our board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of our board of directors.

Name	Age	Position
David H. Fater	60	President and Chief Executive and Financial Officer; Class I Director
James E. Skinner, Ph.D.	63	Vice President and Director of Research and Development; Class I Director
Jerry T. Anchin, Ph.D.	47	Vice President and Associate Director of Scientific Research; Class II Director
Daniel N. Weiss, M.D., F.A.C.C.	45	Chief Medical Officer
Edward Wiesmeier, M.D.	69	Class III Director

David H. Fater joined us as President, Chief Executive and Financial Officer, and Director in June 2002. Since January 1993 through the present, Mr. Fater was the Founder and has been the Chief Executive Officer of ALDA & Associates International, Inc., a business and financial consulting firm specializing in healthcare and life sciences. Prior to his founding of ALDA, Mr. Fater served as a senior executive with three public health care companies including two in which he led the Initial Public Offering process (BMJ Medical Management, Inc. and Community Care of America) and one which he led to a NYSE listing and a $1 billion market capitalization (Coastal Physician Group, Inc.). Mr. Fater was employed by Coastal Physician Group from January 1993 to June 1995; Community Care of America from July 1995 to December 1996; and BMJ Medical from January 1997 to July 1999. From June 2000 through July 2001, Mr. Fater was the Chief Financial Officer of Vector Medical Technologies, Inc. Prior to his corporate experience, Mr. Fater was a key international business advisor to senior management and boards of Directors as a Senior International Partner during a 24-year career with Ernst & Young from January 1969 to December 1992. He also has extensive experience with numerous mergers and acquisition transactions. He holds a B.S. in Accounting from the University of North Carolina. He is a Certified Public Accountant in Georgia, Illinois, North Carolina and New York.

James E. Skinner, Ph.D., has been our Vice President, Director of Research and Development and a Director of ours since August 2000. Dr. Skinner was our President from August 2000 through July 2002. Dr. Skinner has experience both as a scientist and manager of large research and development projects. From December 1969 to February 1993, Dr. Skinner was a Professor at Baylor College of Medicine in Houston, where he was the recipient of many research grants from the National Institutes of Health. During his tenure at Baylor College of Medicine, he was the Principal Investigator of a Program Project Grant that operated five laboratories and three core facilities. From March 1993 to July 1997, Dr. Skinner was the Associate Director of the Totts Gap Medical Research Laboratories, Inc. In August 1997, he founded the Delaware Water Gap Science Institute, a non-profit medical research organization devoted to the development of medical devices and pharmaceuticals, and has served as its Director since its inception. Dr. Skinner is a graduate of Pomona College and received his Ph.D. from the University of California at Los Angeles.

Jerry M. Anchin, Ph.D., has been our Vice President and Associate Director of Scientific Research since October 2000 and a Director of ours since September 2003. Dr. Anchin has extensive experience in the biotechnology business sector. He has been actively involved in the fields of immunology, molecular biology, drug discovery and protein chemistry since 1978. Dr. Anchin worked in biotechnology at International Immunoassay Labs from September 1981 to July 1988 as Head of Assay Development and manufacturing, where he was instrumental in designing a novel assay for the detection of the protein creatine kinase that is released as a result of acute myocardial infarction. He received two patents for his work in this area. Dr. Anchin then worked for Immuno Pharmaceuticals from August 1993 to February 1996 and Prism Pharmaceuticals from February 1996 to June 1998. Dr. Anchin was employed by Ciblex Pharmaceuticals from June 1998 through August 2000, where he became group leader of the drug discovery program, which led to the discovery of novel small molecules that will be entering clinical trials for the prevention of asthma. He has been granted five patents in the field of immunoassay and drug discovery and has four patents pending. Dr. Anchin holds a B.A. in Cell Biology from University of California at Santa Barbara and received his Ph.D. in Immunology from Texas A&M University.

Daniel N. Weiss, M.D., F.A.C.C., joined us as our Chief Medical Officer in April 2004. Dr. Weiss has extensive experience as a practicing cardiologist and electrophysiologist. He has been a partner in Florida Arrhythmia Consultants and a Director of the Jim Moran Heart and Vascular Center since 1994. He is also a consultant to Fortune 500 Medical Device companies including Medtronics, St. Jude Medical and Guidant. He has been a clinical investigator in the MADIT II (MultiCenter Automatic Defibrillator Implantation Trial) and SCDHeFT (Sudden Cardiac Death Heart Failure Trial) clinical trials. He is a cum laude graduate of Princeton University with a BSE in Electrical Engineering and Computer Science. He received his Medical Degree with Distinction in Research from the Mount Sinai School of Medicine where he also received the Nathan A. Setz Award for Research in Cardiovascular and Renal Disease.

Edward Wiesmeier, M.D., has been a member of our board of directors since October 2004. Since 1989, Dr. Wiesmeier has been a Clinical Professor of Obstetrics and Gynecology and Assistant Vice Chancellor for Student Development and Health at the UCLA School of Medicine. He serves as Chairman of our Scientific Advisory Board.

None of our officers or directors, nor any of their affiliates, beneficially owned any of our equity securities or rights to acquire any of our securities prior to the closing of the transactions contemplated under the Exchange Agreement, and no such persons have been involved in any transaction with us or any of our directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to the transactions that have been described herein. None of our officers and directors have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Director Independence

Only non-employee directors are compensated for board service. Non-employee directors receive 1,000 shares of our common stock and 1,000 options to acquire our common stock each quarter. We also reimburse out-of-pocket expenses incurred by directors in attending board and committee meetings. The stock options that we issue to non-employee directors have an exercise price equal to 50.0% of the fair market value of our common stock at the time of the issuance of the stock options. We also provide directors with perquisites and other personal benefits that we believe are reasonable, competitive and consistent with our overall director compensation program. The value of the perquisites for each director in the aggregate is less than $10,000.

Only Dr. Wiesmeier would be considered ‘‘independent,’’ as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers (‘‘NASD’’) listing standards. The other members of our board are individuals who were integral to our start-up. As a result of our limited operating history and minimal resources, small businesses such as us generally have difficulty in attracting independent directors. In addition, we will require additional resources to obtain directors and officers insurance coverage, which is generally necessary to attract and retain independent directors. As we grow, our board of directors intends to seek additional members who are independent, have a variety of experiences and backgrounds, who will represent the balanced, best interests of all of our stockholders and at least one of whom is an ‘‘audit committee financial expert’’ as that term is defined in Item 401(e)(2) of Regulation S-B.

Board Committees

Our board does not have a separately-designated standing audit committee. Currently, our entire board acts as the audit committee. Our board has determined that Mr. Fater is an ‘‘audit committee financial expert,’’ as that term is defined in Item 401(e)(2) of Regulation S-B. Mr. Fater, however, would not be considered ‘‘independent,’’ as that term is defined under the listing standards of NASD. At such time as we expand our board of directors to include additional independent directors, we intend to establish an Audit Committee of its board of directors. Based on our small size, early development stage and limited financial and human resources, we did not believe that creating an audit committee separate and distinct from its full board of directors would have been cost-effective prior to 2006.

Acting in its audit committee function, our board reviews, with our independent accountants, our annual financial statements prior to publication, and reviews the work of, and approves non-audit services performed by, such independent accountants. Our board appoints the independent accountants for the ensuing year.

Our board does not have a nominating committee. The entire board makes the selection of nominees for our board. Our board anticipates establishing a nominating committee with ‘‘independent’’ directors within the next twelve months. Prior to 2006, our board, due to our size and our inability to attract ‘‘independent’’ directors, did not believe that the creation of a nominating committee was in our best interest.

Our board believes that all directors, including nominees, should possess the highest personal and professional ethics, integrity, and values, and be committed to representing the long-term interests of its stockholders. Our board will consider criteria including the nominee’s current or recent experience as a senior executive officer, whether the nominee is independent, as that term is defined in Rule 4200(a)(15) of the NASD listing standards, the business experience currently desired on its board, geography, the nominee’s expertise in biotechnology and the nominee’s general ability to enhance the overall composition of its board. Our board does not have a policy with regard to the consideration of candidates to its board recommended by stockholders. Our board has made no determination as to whether or not such a policy should be adopted. Our board will consider candidates recommended by stockholders. To be considered for nomination by our board of directors at the next Annual Meeting of stockholders, our board must receive stockholder recommendations at least 120 calendar days before the anniversary date of its proxy statement for the previous year’s Annual Meeting. To recommend a candidate, a stockholder should send the candidate’s name, age, credentials (including principal occupation and employment), contact information and the candidate’s consent to be considered to our board in care of the board at our principal executive office address. The stockholder should also provide the stockholder’s contact information, describe the stockholder’s relationship with the candidate, and include a statement as to the number of shares owned by the stockholder and the length of time such shares have been owned. All nominations made by stockholders will be given the same consideration as nominees made by our board.

Our board has a Compensation Committee. Dr. Wiesmeier is the sole member, and consequently there were no formal meetings of the Compensation Committee. On compensation matters, the Compensation Committee considers and recommends payroll expenditures, salaries, stock options, stock incentive and bonus proposals for our executive officers.

 executive compensation

Summary Compensation Table

Before March 30, 2007, the closing date of our merger with Old Vicor, we did not have a bonus, profit sharing, or deferred compensation plan for the benefit of our employees, officers or directors. In addition, before the closing of the merger with Old Vicor, we did not pay any other salaries or other compensation above $100,000 to our officers, directors or employees. We also did not accrue any officer compensation before the closing of the merger.

We have not entered into an employment agreement with any of our officers, directors or any other persons. There were no option grants to any executive officers before the closing of the merger with Old Vicor. We did not pay any compensation to any director since inception.

Richard A. Rappaport, served as our director and president, and Anthony C. Pintsopoulos served as our director, secretary and chief financial officer, and provided us management services, before the closing of the merger with Old Vicor. They did not receive any compensation for services rendered for the fiscal year ended December 31, 2006 and for the period January 1, 2007 to March 30, 2007.

The following table sets forth, as to our named executive officers, information concerning all compensation paid to our named executive officers for services rendered during our fiscal year ended December 31, 2006. No other executive officers received total compensation in excess of $100,000 for the fiscal year ended December 31, 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
David H. Fater	2006	165,160	—	—	—	—	165,160
Chief Executive and Financial Officer	2005	165,000	—	—	470,400	—	635,400
James E. Skinner	2006	175,423	—	—	—	—	175,423
Vice President, Director of Research and Development	2005	181,400	—	—	201,600	—	383,000
Jerry M. Anchin	2006	156,160	—	—	—	—	156,160
Vice President, Associate Director of Scientific Research and Development	2005	156,000	—	—	470,400	—	626,400
David N. Weiss	2006	—	—	150,000	173,000	60,000	383,000
Chief Medical Officer	2005	—	—	150,000	—	60,000	210,000

Employment Agreements

We have entered into employment agreements with David H. Fater, Jerry M. Anchin, Ph.D., and James E. Skinner, Ph.D. and we anticipate entering into other similar agreements in the future, as additional management, personnel and scientists are needed. Copies of these agreements are available upon request.

David H. Fater.    Our employment agreement with David Fater, as amended, is for a three-year term; provided, however, that on June 1 of each year the term is automatically extended for an additional one-year period which means that the agreement will always have a three-year term. The employment agreement provides for annual compensation of $150,000, subject to annual increases, plus reimbursement of reasonable expenses and entitles Mr. Fater to participate in the employee benefit plans made available to our other executives. Upon the first to occur of (1) receipt of $3 million in funding by us; (2) consummation of a significant liquidity event; or (3) significant enhancement of our value; Mr. Fater’s annual increases will be 10% and he will be entitled to an annual bonus of 20% of his base salary. As an inducement for Mr. Fater to join us, we allowed Mr. Fater to purchase 250,000 shares of our common stock at $3.00 per share and issued warrants to purchase 100,000 shares of our common stock at $0.01 per share. As consideration for the common stock purchased, we received $25 in cash (the underlying par value of the common stock purchased) and a promissory note for $749,975 payable in full on July 23, 2007. The loan was repaid in February 2006. See ‘‘Transactions with Management and Related Parties – Loan to David Fater.’’

If we terminate Mr. Fater’s employment without cause or if Mr. Fater terminates the agreement for good reason (as defined in the agreement), or if either event occurs during the two years after a change of control, then Mr. Fater will receive an amount equal to 300% of the sum of his current base salary and any bonuses paid during the previous 12 month period, and he will received accelerated vesting under any long-term incentive plans, including stock options and warrants, and other benefits for the remainder of the term of the agreement, or in the case of during a change of control period, for the next three years. We have also agreed to pay to Mr. Fater any excise taxes to the extent any amount paid to Mr. Fater as deemed ‘‘parachute payments.’’

Jerry M. Anchin.    Our employment agreement with Dr. Anchin expires on January 1, 2009. It provides for annual compensation of $156,000 subject to annual increases plus reimbursement of reasonable expenses, and entitles Dr. Anchin to participate in the employee benefit plans made available to our other executives, including hospitalization and disability plans, health plans, pension plans and bonus plans, if any. The agreement also provides for annual bonuses. This agreement contains customary confidentiality and non-compete provisions. In addition, Dr. Anchin agrees that all intellectual property developed by him shall be our property. If Dr. Anchin’s employment is terminated without cause or with good reason or by death or disability, then he is entitled, among other things, to twelve months of his base salary plus a sum equal to any bonuses paid to him in the preceding twelve months.

James E. Skinner.    Our employment agreement with Dr. Skinner expires on March 1, 2009. It provides for annual compensation of $174,000 subject to annual increases plus reimbursement of reasonable expenses, and entitles Dr. Skinner to participate in the employee benefit plans made available to our other executives, including hospitalization and disability plans, health plans, pension plans and bonus plans, if any. The agreement also provides for annual bonuses. This agreement contains customary confidentiality and non-compete provisions. In addition, Dr. Skinner agrees that all intellectual property developed by him shall be our property. If Dr. Skinner’s employment is terminated without cause or with good reason or by death or disability, then he is entitled, among other things, to twelve months of his base salary plus a sum equal to any bonuses paid to him in the preceding twelve months.

Compensation Accruals

As a development stage entity, we must carefully monitor our cash flow. In recognition of the importance of this process and to help us conserve cash for other purposes, Dr. Skinner and Dr. Anchin have elected to accrue certain compensation amounts and consulting payments due to them from prior years in lieu of receiving cash payments. These accruals totaled approximately $250,000 to Dr. Skinner and $76,000 to Dr. Anchin as of June 30, 2007. These accruals are reflected on our consolidated balance sheet. We have no agreement with any of these parties regarding the terms and timing of the payment of any of these accruals, and we have no guarantee that any of these parties will continue to accrue their compensation or consulting payments instead of taking them in cash. We will be required to repay these amounts to these parties unless alternative arrangements are made, and we cannot predict what, if any, such alternative arrangements may be.

Separately, Dr. Skinner, Dr. Anchin and Mr. Fater have elected to accrue 50% of their 2007 compensation until such time as the Private Placement Offering expected in the fourth quarter of 2007 is consummated. It is anticipated that the amounts accrued ($200,475 through October 31, 2007) would be paid at that time.

Outstanding Equity Awards at Fiscal Year-End Table

The following table presents information regarding outstanding options held by our named executive officers as of the end of our fiscal year ending December 31, 2006.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David H. Fater	100,000	—	1.00	6/16/2013
	100,000	—	1.00	10/24/2013
	70,000	—	2.50	3/7/2015
	70,000		2.50	3/7/2015
James E. Skinner	250,000	—	1.00	2/1/2012
	200,000	—	1.00	7/28/2012
	200,000	—	1.00	10/31/2012
	30,000	—	2.50	3/7/2015
	30,000	—	2.50	3/7/2015
Jerry M. Anchin	200,000	—	1.00	1/28/2013
	37,500	—	1.00	2/12/2013
	162,500	—	1.00	2/11/2013
	200,000	—	1.00	10/23/2013
	70,000	—	2.50	3/7/2015
	70,000		2.50	3/7/2015
Daniel N. Weiss	50,000	—	2.50	12/12/2016

(1)	Includes options originally issued by Old Vicor and exercised immediately prior to the Merger.

Each stock option permits the recipient to purchase one share of our common stock at the market price of our common stock on the date of grant. Stock options generally expire 10 years from the date of grant.

Except as previously described under the caption Employment Agreements, we have no agreements with our named executive officers that provide for payments to such named executive officers at, following or in connection with the resignation, retirement or other termination of such named executive officers, or a change in control of our company or a change in the responsibilities of such named executive officers following a change in control.

Director Compensation Table

The following table sets forth a summary of the compensation we paid to our directors, other than directors who are also executive officers, in 2006:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)		Option Awards ($)		Total ($)
Edward Wiesmeier	—	20,000	(1)	13,840	(2)	33,840

(1)	As of December 31, 2006, Mr. Weismeier had an aggregate total of 9,000 shares of stock held as a result of stock awards.
(2)	As of December 31, 2006, Mr. Weismeier had an aggregate total of 60,250 option awards outstanding.

Equity Compensation Plan Information

The following table sets forth information concerning our equity compensation plans as of December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(1)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	310,000	$2.58	690,000
Equity compensation plans not approved by security holders	4,128,714	$1.33	—
Total	4,438,714	$1.42	690,000

(1)	Includes options originally issued by Old Vicor and exercised immediately prior to the Merger.

Stock Options

We grant stock options from time to time. Each stock option permits the recipient to purchase one share of our common stock at the market price of our stock on the date of grant. Stock options generally expire 10 years from the date of grant.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Delaware General Corporation Law and certain provisions of our Bylaws under certain circumstances provide for indemnification of our officers, directors and controlling persons against liabilities which they may incur in such capacities.

In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person’s actions were in good faith, were believed to be in our best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the board of directors, by legal counsel, or by a vote of the stockholders, that the applicable standard of conduct was met by the person to be indemnified.

The circumstances under which indemnification is granted in connection with an action brought on our behalf is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in our best interest, and have not been adjudged liable for negligence or misconduct.

Indemnification may also be granted pursuant to the terms of agreements which may be entered into in the future or pursuant to a vote of stockholders or directors. The statutory provision cited above also grants the power to us to purchase and maintain insurance which protects our officers and directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by us.

A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

 principal and selling stockholders

The following table presents information regarding the beneficial ownership of our common stock by the following persons both as of November 9, 2007 and as adjusted to reflect the sale of the common stock in this offering by the selling stockholders:

•	each of the executive officers listed in the summary compensation table;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of November 9, 2007 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

We issued 435,861 shares of our common stock to WestPark Capital in March 2007 as consideration for their assistance in connection with the reverse merger with SRKP6, Inc.

The information presented in this table is based on 25,907,391 shares of our common stock outstanding on November 9, 2007. Unless otherwise indicated, the address of each of the executive officers and directors and 5% or more stockholders named below is c/o Vicor Technologies, Inc., 2300 Corporate Boulevard, Suite 123, Boca Raton, Florida 33431.

	Number of Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage of Shares Outstanding		Number	Percentage of Shares Outstanding
Executive Officers & Directors
David H. Fater	865,754	3.3%	—	865,754	3.3%
James E. Skinner	3,100,658	11.9%	—	3,100,658	11.9%
Jerry M. Anchin	1,500,702	5.8%	—	1,500,702	5.8%
Daniel N. Weiss	212,500	.9%	—	212,500	.9%
Edward M. Wiesmeier	1,013,376	3.9%	—	1,013,376	3.9%
All 5 directors and executive officers as a group	6,692,990	25.8%	—	6,692,990	25.8%
Selling Stockholders:
WestPark Capital, Inc. 1900 Avenue of the Stars Los Angeles CA 90067	435,861	1.7%	435,861	—	—
Anthony C. Pintsopoulos 336 N Birch Rd Apt 15C Fort Lauderdale FL 33304	228,773	.1%	228,773	—	—

	Number of Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage of Shares Outstanding		Number	Percentage of Shares Outstanding
Debbie Schwartzberg 785 Fifth Avenue, Apt. 10C New York, NY 10022	25,000	%	25,000	—	—
Richard Rappaport 1900 Avenue of the Stars Los Angeles, CA 90067	896,693	3.5%	896,693	—	—
Ron & Jen Sarajian RR #1 Box 1555 Henryville PA 18332	90,000	%	90,000	—	—
Kelly Ranucci 4148 Coleridge Houston TX 77005	80,000	%	80,000	—	—
F. Davis & Donna Dawson 6717 Mountain Trail Austin TX 78732	40,000	%	40,000	—	—
Wm. & Terry Dalsey 945 Lenmar Drive Blue Bell PA 19422	40,000	%	40,000	—	—
Mila & Lyle McManus 123 Low Country Lane The Woodlands TX 77380	16,000	%	16,000	—	—
Gary J. Fitch PO Box 798 Tannersville PA 18704	10,000	%	10,000	—	—
Maudella T. Trolinger 2007 Balmoral Drive Kerriville TX 78028	4,000	%	4,000	—	—
TOTAL:	8,559,317	33.0%	1,866,327	6,692,990	25.8%

*	Less than 1%

Changes in Control.

There are currently no arrangements which may result in a change of control of our company.

 related party transactions

Other than the transactions described below, since January 2006 there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years; and

•	in which any director, executive officer, selling stockholder named in this prospectus, other stockholder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Transactions with Management

As an inducement for David Fater, our Chief Executive and Financial Officer, to join us, we allowed Mr. Fater to purchase 250,000 shares of our common stock at $3.00 per share and issued warrants to purchase 100,000 shares of our common stock at $0.01 per share. As consideration for the common stock purchased, we received $25 in cash (the underlying par value of the common stock purchased) and a promissory note for $749,975 payable in full on July 23, 2007. The loan was without interest for 5 years and was secured by the 250,000 of our shares of common stock purchased by Mr. Fater.

On February 17, 2006, Mr. Fater entered into a Stock Repurchase Agreement with us where we repurchased from Mr. Fater 150,000 shares of our common stock for $5.00 per share. The total aggregate repurchase price of $750,000 was applied as repayment of Mr. Fater’s promissory note of $749,975. Mr. Fater retained ownership of 100,000 shares of our common stock after the repayment of the promissory note.

On January 1, 2007, we entered into a Service Agreement (‘‘Service Agreement’’) with ALDA & Associates International, Inc. (‘‘ALDA’’), a consulting company owned and controlled by Mr. Fater, whereby three of our employees became employees of ALDA under a Professional Employer Organization (PEO) arrangement. The Service Agreement, which is a cost reimbursement only contract, provides for our reimbursement of all of ALDA’s actual payroll and insurance related costs for these employees. The arrangement was entered into because of the substantial cost savings that could be obtained for us due to the higher number of employees employed by ALDA.

On February 26, 2007, we borrowed $200,000 from Colonial Bank on an unsecured basis under a loan agreement with a due date of August 22, 2007 and an interest rate of 6.65%. As a condition to making the loan, Colonial Bank received a $200,000 Certificate of Deposit from Mr. Fater as standby collateral. As consideration for this standby collateral, our Board of Directors authorized (i) the reimbursement of Mr. Fater’s out of pocket cash costs associated with this transaction, (ii) our receipt of interest from the Certificate of Deposit as an offset to our interest expense and (iii) the monthly issuance of 291 shares of our common stock (subject to adjustment after the commencement of trading or quotation of our common stock) as additional consideration to Mr. Fater for providing the standby collateral.

On April 30, 2007, we borrowed $100,000 from Colonial Bank on an unsecured basis under a loan agreement with a due date of August 22, 2007 and an interest rate of 6.13%. As a condition to making the loan, Colonial Bank received a $100,000 Certificate of Deposit from Mr. Fater as standby collateral. As consideration for this standby collateral, our Board of Directors authorized (i) the reimbursement of Mr. Fater’s out of pocket cash costs associated with this transaction, (ii) our receipt of interest from the Certificate of Deposit as an offset to our interest expense and (iii) the monthly issuance of 146 shares of our common stock (subject to adjustment after the commencement of trading or quotation of our common stock) as additional consideration to Mr. Fater for providing the standby collateral.

As of November 9, 2007, the Company had issued an aggregate of 3,328 shares of common stock to Mr. Fater related to the February 2007 and April 2007 Colonial Bank transactions.

On June 11, 2007, Dr. Jerry M. Anchin, our Vice President, Associate Director of Research and Development and a director, sold 100,000 shares of our common stock in a privately-negotiated sale at a price of $0.50 per share and contributed to our capital the $50,000 proceeds he received.

On June 11, 2007, we issued an aggregate of 186,500 shares as compensation to members of our Scientific Advisory Board, including 4,000 shares to Dr. Edward M. Wiesmeier, a director, and 2,500 shares to Dr. David N. Weiss, our Chief Medical Officer and a director.

On July 27, 2007, Dr. James E. Skinner, our Vice President, Director of Research and Development and a director, sold 255,000 shares of our common stock in a privately-negotiated sale at a price of $0.50 per share and contributed to our capital the $127,500 proceeds he received.

At the August 8, 2007 meeting of the Board of Directors, Dr. Skinner and Dr. Anchin were granted a total of 355,000 warrants with an exercise price of $1.00.

Transactions with Selling Stockholders

Old Vicor agreed to register the shares of our common stock held by each holder of our common stock immediately before the consummation of the Merger, as soon as practicable after the signing of our Merger Agreement with Old Vicor. Pursuant to the Merger Agreement and as a condition to the obligations to consummate the Merger with Old Vicor, we entered into a registration rights agreement with these holders of our common stock.

 description of capital stock

As of November 9, 2007, our authorized capital stock consisted of:

•	100,000,000 shares of common stock, par value $0.0001 per share; and

•	10,000,000 shares of preferred stock, par value $0.0001 per share, of which 160,000 shares are designated Series A 8.0% Convertible Cumulative Preferred Stock.

As of November 9, 2007, there were outstanding:

•	25,907,391 shares of common stock held by approximately 614 stockholders of record; and

•	157,592 shares of common stock issuable upon the conversion of outstanding shares of Preferred Stock.

Common Stock

Prior to our merger with Old Vicor, the holders of our common stock (i) had equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the board of directors; (ii) were entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs, subject to the preferential rights of any holders of Preferred Stock; (iii) did not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) were entitled to one non-cumulative vote per share in person or by proxy on all matters on which stockholders may vote at all meetings of stockholders.

All outstanding shares of common stock are fully paid and non-assessable, with no personal liability attaching to the ownership thereof. The holders of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding common stock, voting at an election of directors, can elect all of the directors if they so choose and, in such event, the holders of the remaining common stock will not be able to elect any of the directors. We have a classified board of directors structure.

Our Certificate of Incorporation and Bylaws impose substantial restrictions on the rights of our stockholders. Below is a summary of some of the most important provisions of our Certificate of Incorporation and Bylaws. You and your advisors are strongly urged to obtain copies of these documents (which will be provided to you upon request) and review them carefully. Some of the most important components of the Certificate of Incorporation are as follows:

Authorization of ‘‘Blank Check’’ Preferred Stock.    This enables our board to issue preferred stock to any third party with any rights, preferences or powers as our board may determine. Our board will be able to do this in its discretion, and will not obtain stockholder approval for the issuance of any such preferred stock or the rights, preferences or powers that such preferred stock holds.

Classified Board of Directors.    Our directors are classified as Class I, Class II or Class III. Each year, only one class of directors’ term expires. The effect of this board structure is that directors will have staggered terms so that not all of them come up for reelection at the same time. This is a traditional anti-takeover measure because it makes it more difficult for a stockholder or group of stockholders to radically change the character or composition of the board at any one time. Directors may only be removed by a vote of the holders of two-thirds (2/3) of the then outstanding voting common stock.

Indemnification and Limits on a Director’s Liability.    The Certificate of Incorporation limits the personal liability of our board members for breaches of fiduciary duty. It also limits the ability of our stockholders to repeal or revise this situation so that any such repeal or revision will only affect our board members on a going forward basis, and will not be retroactive.

Power to Amend Our Bylaws.    The board is given the power to amend our bylaws generally. The stockholders may only amend our bylaws with the affirmative vote of the holders of at least two thirds (2/3) of the then outstanding voting common stock.

Two Thirds (2/3) Vote Required to Call Special Stockholders Meeting.    An Annual Meeting of our stockholders may be called by the board at any time, but our stockholders may only call such an Annual Meeting with the affirmative vote of the holders of at least two thirds (2/3) of the then outstanding voting common stock. This may restrict the ability of our stockholders to call such a meeting.

Two Thirds (2/3) Vote Required to Amend Certificate of Incorporation.    The affirmative vote of the holders of at least two thirds (2/3) of our then outstanding voting common stock will be required to amend or revise our Certificate of Incorporation.

Some of the most important components of the Bylaws are as follows:

Two Thirds (2/3) Vote Required to Call Special Stockholders Meeting.    This has the same effect as discussed above for the Revised Certificate of Incorporation.

Notice of Stockholder Proposals.    Section 7 of Article I contains some important restrictions and required procedures associated with proposals to be brought by our stockholders at stockholders’ meetings.

Classified Board of Directors.    This has the same effect as discussed above for the Certificate of Incorporation.

Nomination of Directors.    This Section contains some important restrictions and required procedures associated with the nomination of candidates for our board by the stockholders.

Indemnification.    Article VII requires us to provide broad indemnification to our directors, officers, employees and others in many circumstances. This means that we will be required to make payments to these persons to cover their losses and expenses incurred while serving us, including legal fees.

Amendment of the Bylaws Requires a Two Thirds (2/3) Vote.    Our stockholders may only amend the Bylaws with the affirmative vote of the holders of at least two thirds (2/3) of the then outstanding voting common stock.

Series A Convertible Preferred Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time and ranking senior to the Preferred Stock, the holders of outstanding shares of Preferred Stock are entitled to receive cumulative dividends calculated at an annual rate of 8% when and as declared by our board of directors out of funds legally available therefore.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of common stock into which each share of Preferred Stock held is convertible, on all matters submitted to a vote of stockholders.

No Preemptive or Similar Rights

Holders of our Preferred Stock do not have preemptive rights.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, subject to the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock ranking senior to the Preferred Stock, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our Preferred Stock prior to any distribution to the holders of our common stock at amounts specified in the certificate of designations for the Preferred Stock.

Conversion Rights

The certificate of designations for the Preferred Stock provides for conversion of the Preferred Stock (i) at the option of each holder of Preferred Stock and (ii) at any time on or after (A) the closing of the sale of shares of our common stock, at a price per share greater than or equal to $5.00, in an underwritten public offering pursuant to an effective registration statement under the Securities Act resulting in at least $10,000,000 of gross proceeds to us or (B), the consummation of a liquidation event.

Authorized but Undesignated Preferred Stock

We are also authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, by the affirmative vote of the holders of a majority of our capital stock entitled to vote, unless a vote of any other holders is required by the articles of incorporation establishing the series or the Delaware General Corporation Law. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any additional shares of preferred stock.

Warrants

At November 9, 2007, there were outstanding warrants exercisable to purchase 3,006,106 shares of our common stock, at a weighted exercise price of $1.35 per share and with terms of 10 years.

Convertible Notes

At November 9, 2007, the following shares were issuable upon the conversion of convertible notes:

•	271,111 shares of common stock issuable upon the conversion of outstanding 10% convertible notes;

•	3,298,000 shares issuable upon the conversion of the 12% convertible notes; and

•	1,564,000 shares issuable upon the conversion of the 10% convertible bridge notes.

During the period from April 1, 2004 through June 30, 2004 we sold $610,000 of 10% unsecured Convertible Promissory Notes (the ‘‘10% Notes’’). The 10% Notes mature 12 months from the date of issue, bear interest at 10% per annum and are convertible anytime at the purchaser’s option into shares of our common stock at a conversion price of $2.25 per share. The 10% Notes are callable for redemption by us at our option after six months from the date of issue at a redemption price equal to the face value of the 10% Notes plus accrued interest. In October 2006, we received commitments from all the holders of the 10% Notes to extend the maturity of the 10% Notes through June 2008. In exchange for the extension of the maturity date of the 10% Notes, effective November 1, 2006, we increased the interest rate of the Notes to 12% per annum and agreed to make interest payments on a monthly basis. In addition, each holder of the 10% Notes was issued additional shares of our common stock.

During the period from January 1, 2006 through September 30, 2006, we sold $1,689,000 of 12% Convertible Bridge Promissory Notes (the ‘‘Bridge Notes’’) to certain of our existing stockholders and directors. The Bridge Notes are due 12 months from the date of issue and bear interest at 12% per annum with interest payable monthly. The Bridge Notes are mandatorily convertible into shares of our common stock at a conversion price equal to 50% below the price at which we consummate our next funding of at $3,000,000.

We negotiated extensions of maturity with holders of $1,649,000 of the Bridge Notes. In exchange for an extension of maturity to June 30, 2008, we: a) paid one month’s extra interest in cash, and b) issued additional shares of common stock equal to interest on the outstanding principal balance of the Bridge Notes, calculated at 12% per annum, over the extended term of the Bridge Notes.

Anti-takeover Provisions

Certain provisions of our articles of incorporation and Delaware law may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Our certificate of incorporation, as amended, allows our board of directors to issue an additional 5,000,000 shares of preferred stock, in one or more series and with such rights and preferences including voting rights, without further stockholder approval. In the event that our board of directors designates additional series of preferred stock with rights and preferences, including super-majority voting rights, and issues such preferred stock, the preferred stock could make our acquisition by means of a tender offer, a proxy contest or otherwise, more difficult, and could also make the removal of incumbent officers and directors more difficult. As a result, these provisions may have an anti-takeover effect. The preferred stock authorized in our certificate of incorporation, as amended, may inhibit changes of control that are not approved by our board of directors. These provisions could limit the price that future investors might be willing to pay in the future for our Common Stock. This could have the effect of delaying, deferring or preventing a change in control of the Company. The issuance of preferred stock could also effectively limit or dilute the voting power of our stockholders. Accordingly, as amended, such provisions of our certificate of incorporation may discourage or prevent an acquisition or disposition of our business that could otherwise be in the best interest of our stockholders.

We have available approximately 74 million authorized but unissued shares of our Common Stock available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including a future public offering to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock may enable our board of directors to issue shares of stock to persons friendly to existing management. As a result, our issuance of these shares could have an anti-takeover effect.

In addition, our board of directors is grouped into three classes, as nearly equal in number as possible. Directors hold office for staggered terms of three years and one of the three classes is elected each year to succeed the directors whose terms are expiring. The staggered nature of election of members to our board of directors may make it difficult to effect a change of incumbent management and control. As our board of directors currently consists of three (3) members, it would take two annual meetings to replace a majority of our board of directors. This feature may also serve to entrench management and make its removal or replacement more difficult.

Finally, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. That section provides, with some exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of the person, who is an ‘‘interested stockholder’’ for a period of three years from the date that the person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder, excluding shares owned by persons who are both officers and directors of the corporation, and shares held by some employee stock ownership plans; or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and by the holders of at least 66 2/3% of the corporation’s outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An ‘‘interested stockholder’’ is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested stockholder.

Transfer Agent and Registrar

Corporate Stock Transfer is our transfer agent and registrar for our common stock.

 plan of distribution

We are registering the shares of common stock issued to the selling stockholders to permit the resale of these shares of common stock by the holders of the shares of common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders will sell their shares in this offering at the prevailing market price for the shares or in negotiated transactions.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling stockholders may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. The selling stockholders do not expect these discounts, commissions or concessions to exceed what is customary in the types of transactions involved.

In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and if such short sale shall take place after the date that this registration statement is declared effective by the SEC, the selling stockholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon notice to us in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or ‘‘blue sky’’ laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

EXPERTS

Our consolidated financial statements for the years ended December 31, 2006 and 2005, included in this prospectus have been so included in reliance on the report of Daszkal Bolton LLP, independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC under the Securities Act a registration statement on Form SB-2 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed through the SEC’s EDGAR System. The web site can be accessed at http://www.sec.gov.

Index to financial statements

Page
Consolidated Financial Statements of Vicor Technologies, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2005 and 2006	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2005 and 2006, and for the period from August 4, 2000 (Inception) through December 31, 2006	F-4
Consolidated Statements of Changes in Stockholders’ Equity (Net Capital Deficiency) for the period from August 4, 2000 (Inception) through December 31, 2006	F-5
Consolidated Statements of Cash Flows for period from August 4, 2000 (Inception) through December 31, 2006	F-8
Notes to Consolidated Financial Statements	F-9 – F-21
Condensed Consolidated Balance Sheets – December 31, 2006 and June 30, 2007 (unaudited)	F-22
Condensed Consolidated Statements of Operations (unaudited) for the three and six months ended June 30, 2007 and the periods from August 4, 2000 (inception) through June 30, 2007	F-23
Condensed Consolidated Statements of Cash Flows (unaudited) for the six months ended June 30, 2007 and the periods from August 4, 2000 (inception) through June 30, 2007	F-24
Notes to Condensed Consolidated Financial Statements	F-25 – F-32

Daszkal Bolton LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
VICOR Technologies, Inc.

We have audited the accompanying consolidated balance sheets of VICOR Technologies, Inc. (a Development Stage Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity (net capital deficiency) and cash flows for the years then ended and the period from August 4, 2000 (inception) through December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

These financial statements were previously issued and reported on, by us, on February 16, 2007. On March 30, 2007 the Company completed its merger with SRKP 6, Inc., a public shell company. For accounting purposes, the merger has been accounted for as a reverse acquisition tantamount to an equity recapitalization. As more fully described in Note 1, the Company has restated its common stock share amounts for all periods to reflect the recapitalization.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VICOR Technologies, Inc. and subsidiaries at December 31, 2005 and 2006, and the results of its operations and its cash flows for the years then ended and the period from August 4, 2000 (inception) through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. However, the Company has suffered recurring losses from operations and had negative cash flows from operations that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Daszkal Bolton LLP

Boca Raton, Florida
February 16, 2007, except for Note 1 which is March 30, 2007

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2006

	2005	2006
ASSETS
Current assets:
Cash	$358,000	$301,000
Interest receivable	4,000	8,000
Prepaid expenses	6,000	103,000
Total current assets	368,000	412,000
Furniture and fixtures, net of accumulated depreciation of $72,000 and $60,000 at December 31, 2005 and 2006, respectively	11,000	13,000
Other assets:
Deposits	12,000	12,000
Intellectual property, net of amortization of $74,000 and $111,000 at December 31, 2005 and 2006, respectively	429,000	392,000
Deferred financing costs	50,000	161,000
Total other assets	491,000	565,000
	$870,000	$990,000
LIABILITIES AND STOCKHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable and accrued expenses	$322,000	$1,188,000
10% Convertible promissory notes	610,000	—
12% Convertible bridge promissory notes	—	375,000
12% Convertible promissory notes	—	215,000
15% Promissory notes	—	69,000
Accrued dividends payable	90,000	137,000
Due to related parties	446,000	425,000
Total current liabilities	1,468,000	2,409,000
Long-term debt
10% Convertible promissory notes	—	610,000
12% Convertible bridge promissory notes	—	1,474,000
Total long-term debt	—	2,084,000
Commitments and contingencies
Stockholders’ equity (Net capital deficiency):
Preferred stock, $.0001 par value; 10,000,000 shares authorized; Series A Convertible Preferred stock 157,592 shares outstanding at December 31, 2005 and 2006, respectively	—	—
Common stock, $.0001 par value; 100,000,000 shares authorized; 14,659,510 and 15,266,830 shares issued and outstanding at December 31, 2005 and 2006, respectively	—	2,000
Additional paid-in capital	28,217,000	29,585,000
Subscription notes receivable	(750,000)	(398,000)
Deficit accumulated during the development stage	(28,065,000)	(32,692,000)
Total stockholders’ equity (Net capital deficiency)	(598,000)	(3,503,000)
	$870,000	$990,000

See accompanying notes to consolidated financial statements.

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended Of December 31, 2005 and 2006, and
For the Period from August 4, 2000 (Inception) Through December 31, 2006

			PERIOD FROM AUGUST 4, 2000 (INCEPTION) THROUGH DECEMBER 31, 2006
	YEARS ENDED DECEMBER 31,
	2005	2006
Research grants and interest income	$214,000	$22,000	$832,000
Costs and expenses:
Research and development	584,000	719,000	12,312,000
Selling, general and administrative expenses	3,713,000	2,886,000	19,609,000
Depreciation and amortization	51,000	47,000	198,000
Interest expense	78,000	950,000	1,268,000
Total costs and expenses	4,426,000	4,602,000	33,387,000
Loss before income taxes	(4,212,000)	(4,580,000)	(32,555,000)
Income taxes	—	—	—
Net loss	(4,212,000)	(4,580,000)	(32,555,000)
Dividends related to Series A preferred stock	(43,000)	(47,000)	(137,000)
Net loss applicable to common stockholders	$(4,255,000)	$(4,627,000)	$(32,692,000)
Net loss per common share – basic and diluted	($0.30)	($0.31)
Weighted average number of shares outstanding – basic and diluted	13,956,368	14,709,112

See accompanying notes to consolidated financial statements.

VICOR TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(NET CAPITAL DEFICIENCY)
FOR THE PERIOD FROM AUGUST 4, 2000 (INCEPTION) THROUGH DECEMBER 31, 2006

	COMMON STOCK		PREFERRED STOCK		ADDITIONAL PAID-IN CAPITAL	SUBSCRIPTION NOTE RECEIVABLE	ACCUMULATED DEFICIT	TOTAL
	SHARES	AMOUNT	SHARES	AMOUNT
Balance at August 4, 2000 (inception)	—	$—	—	$—	$—	$—	$—	$—
Issuance of common stock to founders	7,400,000	—	—	—	—	—	—	—
Contributed research and development services	—	—	—	—	24,000	—	—	24,000
Issuance of common stock for cash	194,500	—	—	—	194,000	—	—	194,000
Net loss	—	—	—	—	—	—	(657,000)	(657,000)
Balance at December 31, 2000	7,594,500	$—	—	$—	$218,000	$—	$(657,000)	$(439,000)
Issuance of common stock for services	280,000	—	—	—	280,000	—	—	280,000
Issuance of warrants for services	—	—	—	—	1,252,000	—	—	1,252,000
Contributed research and development services	—	—	—	—	71,000	—	—	71,000
Issuance of common stock for cash	1,362,826	—	—	—	1,363,000	—	—	1,363,000
Net loss	—	—	—	—	—	—	(3,181,000)	(3,181,000)
Balance at December 31 2001	9,237,326	$—	—	$—	$3,184,000	$—	$(3,838,000)	$(654,000)
Issuance of common stock for services	360,000	—	—	—	—	—	—	—
Issuance of warrants and stock options for services	—	—	—	—	4,722,000	—	—	4,722,000
Subscription note receivable	500,000	—	—	—	750,000	(750,000)	—	—
Contributed research and development services	—	—	—	—	—	—	—	—
Issuance of common stock for cash	1,725,424	—	—	—	3,492,000	—	—	3,492,000
Net loss	—	—	—	—	—	—	(7,306,000)	(7,306,000)
Balance at December 31, 2002	11,822,750	$—	—	$—	$12,148,000	$(750,000)	$(11,144,000)	$254,000

	COMMON STOCK		PREFERRED STOCK		ADDITIONAL PAID-IN CAPITAL	SUBSCRIPTION NOTE RECEIVABLE	ACCUMULATED DEFICIT	TOTAL
	SHARES	AMOUNT	SHARES	AMOUNT
Issuance of common stock for services	27,300	—	—	—	—	—	—	—
Issuance of warrants and stock options for services	—	—	—	—	6,365,000	—	—	6,365,000
Issuance of common stock for cash	870,918	—	—	—	2,718,000	—	—	2,718,000
Issuance of preferred stock for cash	—	—	157,592	—	448,000	—	—	448,000
Accrued dividends on preferred stock	—	—	—	—	—	—	(8,000)	(8,000)
Net loss	—	—	—	—	—	—	(9,247,000)	(9,247,000)
Balance at December 31, 2003	12,720,968	$—	157,592	$—	$21,679,000	$(750,000)	$(20,399,000)	$530,000
Issuance of common stock for services	217,440	—	—	—	205,000	—	—	205,000
Issuance of warrants and stock options for services	—	—	—	—	1,033,000	—	—	1,033,000
Issuance of common stock for cash	308,300	—	—	—	889,000	—	—	889,000
Accretion of beneficial conversion feature on 10% Convertible Promissory Notes	—	—	—	—	201,000	—	—	201,000
Accrued dividends on preferred stock	—	—	—	—	—	—	(39,000)	(39,000)
Net loss	—	—	—	—	—	—	(3,372,000)	(3,372,000)
Balance at December 31, 2004	13,246,708	$—	157,592	$—	$24,007,000	$(750,000)	$(23,810,000)	$(553,000)
Issuance of common stock for services	83,500	—	—	—	209,000	—	—	209,000
Issuance of warrants and stock options for services	—	—	—	—	1,817,000	—	—	1,817,000
Issuance of warrants to note holders	—	—	—	—	17,000	—	—	17,000
Issuance of common stock for cash	1,329,302	—	—	—	2,167,000	—	—	2,167,000
Accrued dividends on preferred stock	—	—	—	—	—	—	(43,000)	(43,000)
Net loss	—	—	—	—	—	—	(4,212,000)	(4,212,000)
Balance at December 31, 2005	14,659,510	$—	157,592	$—	$28,217,000	$(750,000)	$(28,065,000)	$(598,000)

	COMMON STOCK		PREFERRED STOCK		ADDITIONAL PAID-IN CAPITAL	SUBSCRIPTION NOTE RECEIVABLE	ACCUMULATED DEFICIT	TOTAL
	SHARES	AMOUNT	SHARES	AMOUNT
Issuance of common stock for services	67,400	—	—	—	169,000	—	—	(169,000)
Issuance of common stock for debt	43,920	—	—	—	110,000	—	—	110,000
Issuance of warrants and stock options for services	—	—	—	—	392,000	—	—	392,000
Cancellation of subscription notes receivable	(300,000)	—	—	—	(750,000)	750,000	—	—
Issuance of common stock for notes receivable	796,000	—	—	—	398,000	(398,000)	—	—
Beneficial conversion feature for 12% Convertible Promissory Notes	—	—	—	—	912,000	—	—	912,000
Issuance of warrants in connection with 15% Promissory Notes	—	—	—	—	139,000	—	—	139,000
Accrued dividends on preferred stock	—	—	—	—	—	—	(47,000)	(47,000)
Net loss	—	—	—	—	—	—	(4,580,000)	(4,580,000)
Balance at December 31, 2006	15,266,830	$—	157,592	$—	$29,587,000	$(398,000)	$(32,692,000)	$(3,503,000)

See accompanying notes to consolidated financial statements.

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2006, and
For the Period from August 4, 2000 (Inception) Through December 31, 2006

			PERIOD FROM AUGUST 4, 2000 (INCEPTION) THROUGH DECEMBER 31, 2006
	YEARS ENDED DECEMBER 31,
	2005	2006
Cash flows from operating activities:
Net loss	(4,212,000)	(4,580,000)	(32,555,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	51,000	489,000	635,000
Gain on the sale of assets	—	—	(3,000)
Beneficial conversion feature of notes payable	—	—	201,000
Contributed research and development services	—	—	95,000
Equity-based compensation	2,043,000	561,000	16,461,000
Changes in assets and liabilities:
Employee loans and accounts receivable	(4,000)	(4,000)	(8,000)
Prepaid expenses and other assets	(25,000)	(114,000)	(158,000)
Accounts payable and accrued expenses	(9,000)	823,000	968,000
Cash flows used in operating activities	(2,156,000)	(2,825,000)	(14,364,000)
Cash flows from investing activities:
Purchase of intellectual property	—	—	(237,000)
Net proceeds from sale of equipment	—	—	59,000
Purchase of furniture and fixtures	(2,000)	(12,000)	(154,000)
Cash flows used in investing activities	(2000)	(12,000)	(332,000)
Cash flows from financing activities:
Net proceeds from sale of preferred stock	—	—	448,000
Due to related party	(63,000)	(21,000)	315,000
Net proceeds from sale of convertible promissory notes	—	2,801,000	3,411,000
Net proceeds from sale of common stock	2,167,000	—	10,823,000
Cash flows provided by financing activities	2,104,000	2,780,000	14,997,000
Net (decrease) increase in cash	(54,000)	(57,000)	301,000
Cash at beginning of period	412,000	358,000	—
Cash at end of period	358,000	301,000	301,000

See accompanying notes to consolidated financial statements.

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

Vicor Technologies, Inc. is a development-stage biotechnology company dedicated to the development of breakthrough diagnostic and therapeutic products. The Company’s diagnostic products are based on the Company’s patented PD2i algorithm, which is used to predict future pathological events, specifically but not limited to, fatal cardiac arrhythmic death, Alzheimer’s Disease and a number of other high profile diagnostic indications. Vicor’s therapeutic products have been developed by using an innovative drug discovery platform which focuses on naturally occurring biomolecules derived from state-dependent physiologies such as hibernation. The Company is in the regulatory process of obtaining 510-k clearance from the Food and Drug Administration (‘‘FDA’’) for the Vicor PD2i Cardiac Analyzer at which time marketing efforts will commence. The Company’s primary efforts at obtaining 510-k clearance will consist of the execution of a pivotal clinical trial ‘‘Prospective, Multi-Center Study of the Ability of the PD2i Cardiac Analyzer to Predict Risk of V entr I cular T achy A rrhythmia Events such as, Sudden Cardiac Death Ventricu L ar Fibrillation (VF) or Ventricular Tachycardia (VT) in High Risk Patients.’’ (the ‘‘VITAL Trial’’) to be coordinated with Harvard Clinical Research Institute. The VITAL Trial is expected to be completed within 18-20 months following its initiation at which time the Company’s 510-k will be filed with the FDA (see Note 12). It is anticipated that the Company will seek CE Mark clearance for the Analyzer and begin marketing in Europe in 2007.

The Company was incorporated in the state of Delaware on August 4, 2000. The Company has two wholly-owned subsidiaries, Non-Linear Medicine, Inc. (‘‘NMI’’) and Stasys Technologies, Inc. (‘‘STI’’). Vicor has no operations independent of its wholly-owned subsidiaries. NMI owns all of Vicor’s intellectual property related to Vicor’s diagnostic products. STI owns all of Vicor’s intellectual property related to Vicor’s therapeutic products.

The Company is subject to all the risks inherent in an early stage company in the biotechnology industry as outlined below.

The biotechnology industry is subject to rapid and technological change. The Company has numerous competitors, including major pharmaceutical and chemical companies, medical device manufacturers, specialized biotechnology firms, universities and other research institutions. These competitors may succeed in developing technologies and products that are more effective than any that are being developed by the Company or that would render the Company’s technology and products obsolete and non-competitive. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company. In addition, many of the Company’s competitors have significantly greater experience than the Company in pre-clinical testing and human clinical trials of new or improved pharmaceutical products and in obtaining FDA and other regulatory approvals on products for use in health care. The Company is aware of various products under development or manufactured by competitors, which may use therapeutic approaches that compete directly with certain of the Company’s product candidates.

The Company has limited experience in conducting and managing pre-clinical testing necessary to enter clinical trials required to obtain government approvals and has limited experience in conducting clinical trials. Accordingly, the Company’s competitors may succeed in obtaining FDA approval for products more rapidly than the Company, which could adversely affect the Company’s ability to further develop and market its products. If the Company commences significant commercial sales of its products; it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which the Company has limited or no experience.

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. The Company’s consolidated financial statement amounts have been rounded to the nearest thousand.

The Company’s financial statements as of and for the year ended December 31, 2006 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss applicable to common stockholders of $4,627,000 for the year ended December 31, 2006 and had an accumulated deficit of $32,692,000 as of December 31, 2006. The Company expects to continue to incur substantial expenditures to further the commercial development of its products. The Company’s working capital at December 31, 2006 will not be sufficient to meet such objectives.

Management recognizes that the Company must generate additional resources to successfully commercialize its products. Management plans include the sale of additional equity or debt securities, alliances or other partnerships with entities interested in and having the resources to support the further development of its products as well as other business transactions to assure continuation of the Company’s development and operations. The Company is executing its plan to secure additional capital through a multi-part funding strategy (see Note 12). The Company believes that the amount of capital generated by this plan will be sufficient to permit execution of the VITAL Trial and provide sufficient working capital for the next 24-30 months.

However, no assurances can be given that the Company will be successful in raising additional capital or entering into business alliances. Further, there can be no assurance, assuming the Company successfully raises additional funds or enters into a business alliance, that the Company will achieve profitability or positive cash flow. If the Company is not able to timely and successfully raise additional capital and/or achieve profitability or positive cash flow, its operating business, financial condition, cash flows and results of operations will be materially and adversely affected.

Reverse Merger

Pursuant to an Agreement and Plan of Merger dated July 28, 2006, as amended on December 6, 2006 (the ‘‘Merger Agreement’’), by and among SRKP, Vicor Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SRKP (‘‘MergerCo’’), and Vicor Technologies, Inc., a Delaware corporation (‘‘Vicor’’), MergerCo merged with and into Vicor, with Vicor remaining as the surviving entity and a wholly-owned operating subsidiary of the Company. This transaction is referred to throughout this report as the ‘‘Merger.’’ The Merger was effective as of March 30, 2007 upon the filing of a certificate of merger with the Delaware Secretary of State.

For accounting purposes, the Merger has been accounted for as a reverse acquisition tantamount to an equity recapitalization. Under this method of accounting, the Company will be treated as the ‘‘acquired’’ company for financial reporting purposes. In accordance with guidance applicable to these circumstances, the Merger will be considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of Vicor issuing stock for the net monetary assets of SRKP, accompanied by a recapitalization. The net monetary assets of the Company will be stated at their fair value, essentially equivalent to historical costs, with no goodwill or other intangible assets recorded. The accumulated deficit of Vicor will be carried forward after the Merger. Operations prior to the Merger will be those of Vicor.

All share and per share amounts have been restated to reflect the recapitalization.

Cash and Cash Equivalents

The Company considers all investments purchased with original maturities of three months or less to be cash and cash equivalents.

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and short-term investments. Management believes the financial risks associated with these financial instruments are minimal. The Company places its cash with high credit quality financial institutions and makes short-term investments in high credit quality money market instruments of short-term duration. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2005 and 2006, the Company had approximately $154,000 and $254,000 respectively in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Property and Equipment

Furniture, fixtures and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are stated at cost and amortized over the shorter of the estimated useful lives of the assets or the lease term. Routine maintenance and repairs are charged to expense as incurred and major renovations or improvements are capitalized.

Research and Development Costs

Research and development expenditures, including payments to collaborative research partners, research and development costs (which are comprised of costs incurred in performing research and development activities including wages and associated employee benefits, facilities and overhead costs) are expensed as incurred.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

As a development-stage enterprise, the Company has no significant operating revenues and cannot expect operating revenues in the foreseeable future until FDA or CE Mark clearance is obtained for one or more of the Company’s products for which approval is being sought. The Company obtained Phase I and II Small Business Innovation Research (‘‘SBIR’’) Grants in 2003-2005 amounting to a total of $850,000. The funds received were utilized to develop software for the PD2i Cardiac Analyzer ($100,000) and to conduct a study of 700 patients with chest pain presenting at emergency rooms in six tertiary care facilities. The aim of the grant was to test and establish ‘‘good medical practice’’ through wide experimental use of the Analyzer at different emergency room sites with high risk patients.

The funds received for this Grant have been treated as revenues by the Company in its consolidated financial statements and were recorded when costs to perform such research and development activities were incurred. During each of the two years ended December 31, 2005 and 2006, the revenues from the National Institutes of Health, a United States Government agency, accounted for $214,000 and $22,000 of total consolidated revenues, respectively. Additional future revenues, originating from the National Institutes of Health, if any, are subject to possible future changes in government funding levels (see Note 13).

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intellectual Property

Intellectual property, consisting of patents and other proprietary technology acquired by the Company is stated at cost and amortized on a straight-line basis over the estimated useful lives.

	DECEMBER 31,
	2005	2006
Patents	$252,000	$252,000
Purchased software	251,000	251,000
	503,000	503,000
Less accumulated amortization	(74,000)	(111,000)
Net intellectual property	$429,000	$392,000

The intellectual property at December 31, 2006 has an estimated useful life of 17 years and amortization began in 2004. Estimated annual amortization expense will be $37,000 annually for the years ended December 31, 2007 through 2023. Amortization expense for the years ended December 31, 2005 and 2006 was $37,000. Legal fees related to the prosecution of new patents and intellectual property are expensed as incurred. Such expenses amounted to $95,000 and $109,000 in 2005 and 2006, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

Accounting for Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (‘‘SFAS No. 123’’) establishes the use of the fair value-based method of accounting for stock-based compensation arrangements, under which compensation cost is determined using the fair value of stock-based compensation determined as of the grant date, and is recognized over the periods in which the related services are rendered. The Company has applied the principles of SFAS 123 and recognized compensation expense related to its stock-based compensation arrangements.

The Company has also granted stock purchase warrants to independent consultants and contractors and values these warrants using the fair value-based method prescribed by SFAS No. 123. The compensation cost so determined is recognized over the period the services are provided which usually results in compensation cost being recognized at the date of the grant.

Financial Instruments

The carrying amount of financial instruments, including cash and cash equivalents, accounts payable, and notes payable approximates fair value as of December 31, 2005 and 2006.

Reclassifications

Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 financial statement presentation. These reclassifications have no effect on the previously reported net loss.

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recent Pronouncements

In December 2004, the FASB issued SFAS No. 123R ‘‘Share-Based Payment’’ (‘‘SFAS 123R’’), a revision to SFAS No. 123 ‘‘Accounting for Stock-Based Compensation’’ (‘‘SFAS 123’’), and superseding APB Opinion No. 25 ‘‘Accounting for Stock Issued to Employees’’ and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, including obtaining employee services in share-based payment transactions. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. Adoption of the provisions of SFAS 123R is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005.

As the Company has accounted for its share-based payments at fair value under SFAS 123 since 2002, the adoption of SFAS No. 123R did not have any effect on its consolidated financial position and results of operations.

In June 2006, the Financial Accounting Standards Board (‘‘FASB’’) issued interpretation No. 48 (‘‘FIN 48’’), ‘‘Accounting for Uncertainty in Income Taxes,’’ which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with FIN 48, the Company must adjust its financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. The effective date of FIN 48 for the Company is January 1, 2007. The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial statements.

Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles held and used for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating the fair value and future benefits of its intangible assets, management performs an analysis of the anticipated undiscounted future net cash flow of the individual assets over the remaining amortization period. The Company recognizes an impairment loss if the carrying value of the asset exceeds the expected future cash flows. During the years ended December 31, 2005 and 2006, there were no deemed impairments of long-lived assets.

NOTE 3 — PATENT ACQUISITION

On May 29, 2003, the Company entered into an Asset Purchase Agreement with Enhanced Cardiology, Inc., the holder of Patent #’s 5,709,214 and 5,720,294 covering the PD2i Electrophysiological Analyzer. The Agreement called for Non-Linear Medicine, Inc., a wholly-owned subsidiary of the Company, to acquire the patents in exchange for total consideration of $252,000, of which $175,000 was to be paid pursuant to the Asset Purchase Agreement and $77,000 was to be paid pursuant to a consulting agreement for the six months ending June 30, 2004. The Company satisfied its obligations pursuant to the Asset Purchase Agreement on October 27, 2003 and Non-Linear Medicine, Inc. acquired the patents free of any liens or encumbrances. The $252,000 has been included in the accompanying Consolidated Balance Sheet in Intellectual Property with the remaining $77,000 to be paid as consulting fees included in Accounts Payable at December 31, 2005 and 2006 (see Note 8).

NOTE 4 — DEBT

10% Convertible Promissory Notes

During the period from April 1, 2004 through June 30, 2004 the Company sold $610,000 of 10% unsecured Convertible Promissory Notes (‘‘The 10% Notes’’). The 10% Notes mature 12 months from

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the date of issue, bear interest at 10% per annum and are convertible anytime at the purchaser’s option into shares of common stock of the Company at a conversion price of $2.25 per share (271,112 shares) (see below). The Notes are callable for redemption by the Company at its option after six months from the date of issue at a redemption price equal to the face value of the note plus accrued interest.

Thus, purchasers will have the option of receiving their money back with interest or converting the Notes plus accrued and unpaid interest into additional shares of common stock in the Company. These 10% Notes include a beneficial conversion feature (based on a conversion price of $2.25 per share and a fair market value of $2.50 per share on the date of issuance) which was valued at $201,000 and recorded as interest expense during the year ended December 31, 2004.

During 2005, on the anniversary date, the Company paid the accrued interest on the 10% Notes and negotiated an 18 month extension of maturity with each of the purchasers. Each purchaser received warrants to purchase additional shares of the Company’s common stock as an inducement to extend the maturity date. Consequently, the Company issued a total of 27,106 warrants to the holders allowing them to purchase additional shares for a period of three years at a purchase price of $2.25 per share. The fair market value of the warrants amounted to approximately $17,000 and was accounted for as additional interest expense in 2005.

In October 2006, the Company received commitments from all the holders of the 10% Notes to extend the maturity of the Notes through June 2008. In exchange for the extension of the maturity date of the Notes, effective November 1, 2006, the Company will increase the interest rate of the Notes to 12% per annum and make interest payments on a monthly basis. In addition, each holder of the 10% Notes will be issued additional shares of common stock. The value of the shares of the common stock each 10% Note holder is to receive is equal to 18 month’s interest on the outstanding principal balance of the 10% Note, calculated at 12% per annum, which equates to cumulative value of approximately $109,000 which has been accounted for as prepaid interest expense and will be amortized over the term of the extension. As of December 31, 2006 $14,000 has been expensed. The valuation of these shares is $2.50 per share.

12% Convertible Bridge Promissory Notes

During the period from January 1, 2006 through September 30, 2006, the Company sold $1,689,000 of 12% Convertible Bridge Promissory Notes (the ‘‘Bridge Notes’’) to certain of its existing stockholders, including $10,000 Bridge Notes for each of its directors. The Bridge Notes are due 12 months from the date of issue, bear interest at 12% per annum with interest payable monthly.

The Bridge Notes are convertible at the Holder’s option into shares of common stock of the Company at a conversion price equal to 50% below the price at which common stock is first offered to the public in a registered equity offering. These Bridge Notes include a beneficial conversion feature which will be valued at the time of conversion at which time the Company will record additional interest expense.

During December 2006 and January 2007, the Company negotiated extensions of maturity with holders of $1,474,000 of the Bridge Notes. In exchange for an extension of maturity to June 30, 2008, the Company: a) paid one month’s extra interest in cash, and b) issued additional shares of common stock equal to interest on the outstanding principal balance of the Bridge Notes, calculated at 12% per annum, over the extended term of the Bridge Notes. The Company issued in January 2007 a total of 93,948 shares of common stock or $235,000 (calculated at $2.50 per share) which has been accounted for as additional interest expense in December 2006. Accordingly, the Bridge Notes for which extensions have been received have been classified as Long-Term Debt in the accompanying Consolidated Balance Sheet as of December 31, 2006.

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12% Convertible Promissory Notes

On July 7, 2006, the Company commenced an offering of up to $900,000 of 12% Convertible Promissory Notes (the ‘‘Promissory Notes’’) through WestPark Capital, Inc (subject to a 20% over-allotment provision). The Promissory Notes mature on July 31, 2007, bear interest at 12% per annum and are subject to automatic conversion into shares of the Company’s common stock upon the effectiveness of the Form S-4 Registration Statement that was filed on December 6, 2006 in connection with the reverse merger discussed in Notes 12 and 14. The Promissory Notes will convert into shares of common stock at a conversion price of $0.83 per share.

These Promissory Notes include a beneficial conversion feature of $1.67 per share. The Company sold $912,000 of the Promissory Notes. The beneficial conversion feature associated with these Promissory Notes ($912,000) has been reflected as a reduction of the Promissory Notes with the offsetting credit as an increase in additional paid-in capital and the related deferred financing fees ($153,000) have been recorded as an asset and are being amortized over the estimated outstanding term of the Promissory Note. Amortization expense for the year ended December 31, 2006 related to the beneficial conversion feature was $376,000 and has been accounted for as additional interest expense. The Amortization related to the deferred financing fees for the year ended December 31, 2006 amounted to $59,000.

15% Promissory Notes

On December 20, 2006, the Company sold a $200,000 15% Promissory Note (‘‘15% Note’’). This 15% Note bears interest at a rate of 15% per annum with interest payable monthly, matures on June 30, 2007, and is callable by the Company at any time after two months from issuance.

The 15% Note also includes a warrant to purchase $100,000 of common stock of the Company for a period of five years at an exercise price of $1.25 per share. The fair value for this warrant was estimated at the date of issue using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.99%; dividend yield of 0%; fair market value of $2.50; a weighted average expected warrant life of four years and a minimal volatility factor since the Company’s stock is not yet actively traded on an established public market. The value of the warrant so determined ($139,000) has been reflected as a reduction of the 15% Note with the offsetting credit as an increase in additional paid-in capital. The discount is being amortized over the estimated outstanding term of the 15% Note as additional interest expense.

Amortization expense for the year ended December 31, 2006 related to this discount amounted to $7,000.

NOTE 5 — PREFERRED STOCK

On October 24, 2003, the Company entered into an Investment Agreement with the ASTRI Group, LLC (‘‘ASTRI’’). Under the terms of the Investment Agreement, ASTRI purchased 157,592 shares of Series A Convertible Cumulative Preferred Stock for $500,000 ($3.18 per share). The Company also issued ASTRI a warrant to purchase 79,524 shares of Common Stock at an exercise price of $0.005.

The Series A Convertible Cumulative Preferred Stock yields cumulative cash dividends at an annual rate of 8% ($0.255 per share). Dividends will accrue and compound annually on such amount from the date of issuance until paid in full, or, at the option of ASTRI, converted into additional Preferred Stock at $3.18 per share. At December 31, 2005 and 2006, accrued dividends payable were $90,000 and $137,000, respectively. Each share of Preferred Stock is convertible at the option of ASTRI into shares of common stock at a conversion rate of 1:1. The conversion price of the Preferred Stock is subject to adjustment to prevent dilution using a weighted-average anti-dilution formula. The Preferred Stock will automatically be converted into shares of Common Stock upon the consummation of a Liquidity event, as defined.

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Preferred Stock is senior to all other outstanding capital stock and is entitled to a liquidation preference equal to the greater of (i) the initial purchase price for the Preferred Stock plus accrued or declared dividends or (ii) the amount such holder would have received if prior to such liquidation the Preferred Stock had been converted into common stock. The consent of 2/3 of the holders of all series of Preferred Stock will be required to (i) amend or repeal any provision to the Company’s Certificate of Incorporation or Bylaws, (ii) authorize or reclassify existing shares of stock, (iii) pay any dividend on or repurchase any shares of a substantial part of the Company, (iv) declare bankruptcy, (v) liquidate or dissolve the Company, (vi) borrow funds outside the ordinary course of business or (vii) enter into any transaction with related parties or affiliates of the Company.

The Company has the right of refusal to acquire the Preferred Stock and ASTRI and certain stockholders have entered into an Investor Rights Agreement providing for customary drag-along and tag-along rights in connection with a bona fide offer from a third party to acquire the Company. Furthermore, pursuant to the Investment Agreement, ASTRI has the right to designate one non-voting observer to the Board of Directors.

NOTE 6 — STOCKHOLDERS’ EQUITY

The Company has 10,000,000 shares of preferred stock authorized with a par value of $0.0001. The Board has the authority to issue the shares in one or more series and to fix the designations, preferences, powers and other rights, as it deems appropriate. As of December 31, 2005 and 2006, 157,592 shares of series A Convertible preferred stock had been issued and were outstanding (see Note 5). The Company has 100,000,000 shares of common stock authorized with a par value of $0.0001. Each share of common stock has one vote per share for the election of directors and all other items submitted to a vote of stockholders. The common stock does not have cumulative voting rights, preemptive, redemption or conversion rights.

In the period from January 1, 2002 through December 31, 2002, the Company sold 2,225,424 shares of its Common Stock in a private placement, which raised net proceeds of $3,492,000. During the period from January 1, 2003 through December 31, 2003, the Company sold 870,918 shares of common stock in a private placement which raised net proceeds of $2,718,000. In the period from July 1, 2004 through December 31, 2004, the Company sold 308,300 shares of its Common Stock in a private placement, which raised net proceeds of $889,000. In the period from January 1, 2005 through December 31, 2005, the Company sold 1,329,302 shares of its Common Stock in a private placement which raised net proceeds of $2,167,000.

The Company has issued stock warrants to certain employees, vendors and independent contractors. The warrants are immediately exercisable for a period of three to ten years and enable the holders to purchase shares of the Company’s common stock at exercise prices ranging from $0.005 to $3.13. The fair value per warrant based on the Black-Scholes valuation method ranges from $0.60 to $2.50. The cost of these warrants was treated as compensation and, accordingly, the Company recorded an expense of $2,043,000 in the year ended December 31, 2005 and $995,000 in the year ended December 31, 2006.

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value for these warrants was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.33% in 2005 and 5.08% in 2006; dividend yield of 0%; fair market value of $2.50 in 2005 and 2006, respectively; a weighted average expected warrant life of four years; and a minimal volatility factor since the Company’s stock is not yet actively traded on an established public market.

Certain warrants held by eight stockholders, including one of the Company’s Directors (the ‘‘Warrant holders’’), permitting the Warrant holders to purchase up to an aggregate of 796,000 shares of common stock with an exercise price of $0.50 per share were scheduled to expire on September 19, 2006. On September 5, 2006, the Board of Directors approved the Company accepting fully-secured Notes Receivable (the ‘‘Warrant Notes’’) bearing simple interest at 8.25% per annum from the Warrant holders in payment of the exercise price of their warrants. All of the Warrant holders exercised their warrants in this manner, increasing the number of issued and outstanding common shares and decreasing the outstanding warrants accordingly. The Notes are secured by the underlying shares of common stock and are due at the earlier of the consummation of the reverse merger or March 31, 2007. The Warrant Notes have been included in the Consolidated Financial Statements as Subscription Notes Receivable in Stockholders’ Equity.

At December 31, 2006, the following summarizes the outstanding warrants:

	SHARES UNDER WARRANTS	WEIGHTED-AVERAGE EXERCISE PRICE
Balance at inception	—	—
Granted in connection with stock sold	296,000	0.50
Exercised	—	—
Outstanding at December 31, 2000	296,000	0.50
Granted to employees and others	1,800,000	0.34
Exercised	—	—
Exercisable at December 31, 2001	2,096,000	0.36
Granted to employees and others	540,504	0.55
Exercised	(1,500)	—
Exercisable at December 31, 2002	4,635,004	0.46
Granted to employees and others	3,040,664	0.57
Exercised	(1,500)	—
Exercisable at December 31, 2003	7,674,168	0.51
Granted to employees and others	252,400	0.47
Exercised	—	—
Exercisable at December 31, 2004	7,926,568	0.51
Granted to employees and others	1,190,360	0.61
Exercised	(203,500)	—
Exercisable at December 31, 2005	8,913,428	0.53
Granted to employees and others	140,000	1.25
Exercised	(796,000)	—
Exercisable at December 31, 2006	8,257,428	0.55

The weighted-average grant date fair value of all warrants granted during 2005 was $1.74 and for 2006 was $2.06.

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — STOCK OPTION PLAN

On September 11, 2002, the Company’s stockholders approved the 2002 Stock Option Plan (the ‘‘Option Plan’’), which provides for the granting of options to purchase up to 1,000,000 shares of the Company’s common stock. Both incentive stock options and nonqualified stock options may be issued under the provisions of the Option Plan. Employees of the Company and its subsidiaries, members of the Board of Directors, independent consultants and advisors are eligible to participate in the Option Plan. The granting and vesting of options under the Option Plan are authorized by the Company’s Board of Directors or a committee of the Board of Directors.

During the year ended December 31, 2002, the Company granted stock options to employees at an exercise price of $1.50 per share, which vested over a two year period. During the year ended December 31, 2004, the Company granted 2,000 stock options to a new Director at an exercise price of $1.63 per Share. During 2005, the Company granted a total of 538,000 options to employees and directors with an exercise price of $1.25. Total compensation expense related to the granting of options for the years ended December 31, 2005 and 2006, based on a fair value of $1.63 and $1.68 per share, respectively, amounted to approximately $4,000 and $904,000, respectively.

The fair value for these options was estimated at the date of grant using the Black- Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 5.08%; dividend yield of 0%; fair market value of $2.50 in 2005 and 2006, respectively; a weighted-average expected option life of ten years; and a minimal volatility factor since the Company’s stock is not actively traded on an established public market.

Information regarding the Option Plan is as follows:

	NUMBER OF SHARES	WEIGHTED- AVERAGE EXERCISE PRICE	OPTIONS EXERCISABLE	WEIGHTED- AVERAGE EXERCISE PRICE
Outstanding options at inception	—	—	—	—
Granted	100,000	$1.50	—	—
Outstanding at December 31, 2002	100,000	$1.50	20,000	$1.50
Granted	—	—	—	—
Outstanding at December 31, 2003	100,000	$1.50	60,000	$1.50
Granted	2,000	$1.63		—
Outstanding at December 31, 2004	102,000	$1.51	102,000	$1.51
Granted	538,000	$1.25		—
Cancelled	(50,000)	$1.25	—	—
Outstanding at December 31, 2005	590,000		590,000	$1.30
Granted	160,000	$1.25		—
Cancelled	(70,000)		—	—
Outstanding at December 31, 2006	680,000		680,000	$1.29
Reserved for future option grants at December 31, 2006	320,000

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — RELATED PARTY TRANSACTIONS

As an inducement for a new Chief Executive Officer to join the Company in June 2002, the Company allowed him to purchase 300,000 shares of the Company’s Common Stock at $1.50 per share and issued warrants to purchase 200,000 shares of the Company’s Common Stock at $0.005 per share. As consideration for the shares purchased, the Company received $25 in cash (the underlying par value of the shares purchased) and a Promissory Note for $749,975 payable in full on July 23, 2007. The loan is without interest for five years and is secured by the 500,000 shares of Common Stock purchased by him. The Promissory Note was included in the accompanying Consolidated Financial Statements as Subscription Notes Receivable in Stockholders’ Equity. In April 2006, the Company executed a non-cash transaction (which had been approved by the Board of Directors) whereby the Company purchased 300,000 shares of common stock from its Chief Executive Officer for $2.50 per share (the price at which the Company last raised capital in a private placement) and cancelled the related note receivable from him. The 300,000 shares acquired from him were cancelled.

On October 24, 2003, (and as amended on July 24, 2004 and September 18, 2004), the Company entered into a Purchase and Royalty Agreement with one of its founding scientists to acquire the software related to the PD2i Cardiac Analyzer (see Note 3). The total purchase price for the software is $200,000 of which $62,500 was paid in 2002 and 2003 and $37,500 was paid in 2005. The $200,000 has been included in the accompanying Consolidated Balance Sheet as Intellectual Property with the remaining $100,000 included in the accompanying Consolidated Balance Sheet as Due to Related Parties. The Agreement further provides for an ongoing royalty to be paid to the scientist amounting to 10% of amounts received by the Company from any activities relating to the PD2i Cardiac Device for the life of the patents. Royalty payments will commence after Vicor has recovered its development costs in full.

NOTE 9 — INCOME TAXES

For income tax purposes, the Company has capitalized its losses (other than contract Research and Development) as start up costs. The start up costs will be amortized over a five-year period when operations commence. The tax loss carry forward at December 31, 2006 amounts to $810,000 and begins to expire in 2016.

Significant components of the Company’s deferred tax assets are shown below. A valuation allowance has been recognized to offset the deferred tax assets as of December 31, 2005 and 2006 as realization of such assets is uncertain.

	2005	2006
Deferred tax assets:
Tax loss carry forward	$407,000	$535,000
Start-up costs	4,284,000	5,749,000
Equity-based compensation expense	5,929,000	6,036,000
Total deferred tax assets	10,620,000	12,320,000
Valuation allowance:
Beginning of year	(9,202,000)	(10,620,000)
Increase during the period	(1,600,000)	(1,700,000)
Ending balance	(10,620,000)	(12,320,000)
Net deferred tax assets	$—	$—

Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of any of the Company’s net operating loss and credit carry forwards may be limited if cumulative changes in ownership of more than 50% occur during any three year period.

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following

	DECEMBER 31,
	2005	2006
Computer and equipment	$54,000	$49,000
Furniture and fixtures	29,000	24,000
	83,000	73,000
Less: accumulated depreciation	(72,000)	(60,000)
Net property and equipment	$11,000	$13,000

Depreciation expense for the years ended December 31, 2005 and 2006 was $14,000 and $10,000, respectively.

NOTE 11 — LEASES

The Company is obligated under an operating lease agreement for its administrative offices and office equipment. The lease is for a three year term beginning August 2006. Annual future minimum lease obligations for this lease, as of December 31, 2006 are as follows:

YEAR ENDING DECEMBER 31	TOTAL OFFICE AND EQUIPMENT
2006	$92,620
2007	94,061
2008	98,449
$285,130

Rent expense for the years ended December 31, 2005 and 2006 were $84,000 and $87,000, respectively.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

The Company may be from time to time subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of pending legal proceedings will not have a material effect on the Company’s consolidated financial statements.

The Company has employment agreements with its Chief Executive Officer and its scientists, the terms of which expire at various times through 2008. Such agreements provide for minimum salary levels, adjusted annually for cost-of-living changes. Certain salary amounts due to the founding scientists have been deferred. Deferred salaries under these agreements amounted to $346,000 and $326,000 at December 31, 2005 and 2006, respectively and has been included in the accompanying consolidated balance sheet under due to related parties.

In August 2006, the Company initiated the VITAL Trial to be coordinated by the Harvard Clinical Research Institute. The VITAL Trial will be conducted for the PD2i Cardiac Analyzer at approximately 30 sites and will take approximately 18-20 months to complete. The results of this Trial will be submitted to the FDA as part of the Company’s 510-k process to obtain FDA clearance to market the PD2i Cardiac Analyzer. The study will cost approximately $4,500,000 for which the Company is committed to make initial payments of approximately $1,000,000 with monthly payments thereafter over a 24-month period.

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is executing its plan to secure additional capital through a multi-part funding strategy consisting of:

a)	A ‘‘going-public’’ transaction through a reverse merger into a public shell company. A merger agreement with the shell company (‘‘SRKP 6, Inc.’’) was signed on July 28, 2006. The principal terms of the merger agreement provide for Vicor Stockholders to receive two shares of SRKP 6, Inc. common stock for every share of stock owned and after consummation of the merger own approximately 90% of the common shares of the merged company. Additionally, it is anticipated that holders of warrants and options to purchase Vicor common stock will be offered the opportunity to participate in a cashless exercise of the warrants and options resulting in them receiving shares of common stock in exchange for the warrants and options;

b)	The offering of 12% Convertible Promissory Notes and 15% Promissory Notes (see Notes 4 and 14), and

c)	The sale of additional equity and/or debt securities in 2007. The Company believes that the capital generated by this plan will be sufficient to permit execution of the VITAL trial and provide sufficient working capital for the next 24-30 months.

NOTE 13 — SMALL BUSINESS INNOVATION RESEARCH GRANT

On March 20, 2003, the Company received a Phase I Small Business Innovation Research (‘‘SBIR’’) grant. The grant awarded by the National Institutes of Health (‘‘NIH’’) provided $100,000 over a six-month period beginning April 1, 2003. On February 16, 2004, the Company received notification that it had been awarded Phase II of the grant for $750,000 for the commercial development of the analyzer beginning March 1, 2004. Phase II of the grant involved the study of 700 patients with chest pain presenting at emergency rooms in six tertiary care facilities. The aim of this grant was to test and establish ‘‘good medical practice’’ through wide experimental use of the Analyzer at different emergency room sites with high risk patients. For each of the two years ended December 31, 2005 and 2006, the Company’s revenues from this grant were $214,000 and $14,000 respectively.

NOTE 14 — SUBSEQUENT EVENTS

The form S-4 registration statement filed on December 6, 2006 in connection with the reverse merger discussed in Note 12 was declared effective on February 2, 2007. Accordingly the Promissory Notes discussed in Note 4 automatically converted to common stock at that time.

15% Promissory Notes

On January 20, 2007, the Company sold a $100,000 15% Promissory Note (‘‘15% Note’’). This 15% Note bears interest at a rate of 15% per annum with interest payable monthly, matures on June 30, 2007, and is callable by the Company at any time after two months from issuance. The 15% Note also includes a warrant to purchase $50,000 of common stock of the Company for a period of five years at an exercise price of $1.25 per share.

The fair value for this warrant was estimated at the date of issue using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.24%; dividend yield of 0%; fair market value of $2.50; a weighted average expected warrant life of four years and a minimal volatility factor since the Company’s stock is not yet actively traded on an established public market. The value of the warrant so determined ($61,000) will be reflected as a reduction of the 15% Note with the offsetting credit as an increase in additional paid-in capital. The discount will be amortized over the estimated outstanding term of the 15% Note as additional interest expense.

VICOR TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND JUNE 30, 2007

	December 31, 2006	June 30, 2007
		(UNAUDITED)
ASSETS
Current Assets:
Cash	$301,000	$7,000
Accounts Receivable	8,000	—
Prepaid expenses	103,000	67,000
Total current assets	412,000	74,000
Furniture and fixtures, net of accumulated depreciation of $60,000 and $64,000 at December 31, 2006 and June 30, 2007, respectively	13,000	9,000
Other Assets:
Deposits	12,000	12,000
Intellectual Property, net of accumulated amortization of $111,000 and $130,000 at December 31, 2006 and June 30, 2007, respectively	392,000	373,000
Deferred Financing Costs	161,000	—
	$990,000	$468,000
LIABILITIES AND NET CAPITAL DEFICIENCY
Current Liabilities:
Accounts payable and accrued expenses	$1,188,000	$1,339,000
Notes payable – Colonial Bank	—	300,000
Notes payable – 12% Convertible promissory notes	375,000	—
Notes payable – 2004 notes	—	610,000
Notes payable – 12% Convertible bridge promissory notes	215,000	1,649,000
Notes payable – 15% Promissory notes	69,000	400,000
Due to related parties	425,000	425,000
Accrued dividends payable	137,000	163,000
Total current liabilities	2,409,000	4,886,000
Long-term Debt:
Notes payable – 2004 notes	610,000	—
Notes payable – 12% Convertible bridge promissory notes	1,474,000	—
Total long-term debt	2,084,000	—
Commitments and Contingencies (See Note 6)
Net Capital Deficiency:
Preferred stock, $.0001 par value; 10,000,000 shares authorized, 157,592 shares issued and outstanding	—	—
Common stock, $.0001 par value; 100,000,000 shares authorized; 15,266,992 and 25,728,235 shares issued and outstanding at December 31, 2006 and June 30, 2007, respectively	2,000	3,000
Additional paid-in capital	29,585,000	31,935,000
Subscription notes receivable	(398,000)	—
Deficit accumulated during the development stage	(32,692,000)	(36,356,000)
Total net capital deficiency	(3,503,000)	(4,418,000)
	$990,000	$468,000

See accompanying notes.

VICOR TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006 AND 2007 AND
THE PERIOD FROM AUGUST 4, 2000 (INCEPTION) TO JUNE 30, 2007
(UNAUDITED)

	Three months ended June 30, 2007	Six months ended June 30, 2007	Inception to period ended June 30, 2007
Revenues	$—	$12,000	844,000
Operating expenses
Research and development	522,000	1,260,000	13,572,000
Selling, general and administrative	483,000	1,286,000	20,895,000
Depreciation and Amortization	11,000	22,000	220,000
Interest	229,000	1,082,000	2,350,000
Total operating expenses	1,245,000	3,651,000	37,037,000
Loss before dividend	(1,245,000)	(3,639,000)	(36,193,000)
Dividend related to Series A preferred stock	13,000	26,000	163,000
Net loss applicable to common stock	$(1,258,000)	$(3,664,000)	$(36,356,000)
Net loss per common share – basic and diluted	$(0.05)	$(0.16)
Basic and diluted weighted average number of common shares outstanding	25,670,977	22,412,306

See accompanying notes.

VICOR TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND
FOR THE PERIOD FROM AUGUST 4, 2000 (INCEPTION) TO JUNE 30, 2007
(unaudited)

	Six months ended June 30, 2007	Period from August 4, 2000 (inception) to June 30, 2007
Cash flows from operating activities:
Net loss	$(3,639,000)	$(36,193,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	849,000	1,484,000
Gain from sale of assets	—	(3,000)
Beneficial conversion feature of notes payable	—	201,000
Contributed research and development services	—	95,000
Merger related costs	523,000	523,000
Shares issued in lieu of interest payments	262,000	262,000
Equity-based compensation	1,065,000	17,526,000
Changes in assets and liabilities:
Accounts receivable	(8,000)	(16,000)
Prepaid expenses and other assets	—	(158,000)
Accounts payable and accrued expenses	150,000	1,118,000
Net cash used in operating activities	(797,000)	(15,161,000)
Cash flows from investing activities:
Purchase of Intellectual Property	—	(237,000)
Net proceeds from sale of equipment	—	59,000
Purchase of furniture and fixtures	—	(154,000)
Net cash used in investing activities	—	(332,000)
Cash flows from financing activities:
Net proceeds from sale of preferred stock	—	448,000
Due to related parties	—	315,000
Retirement of promissory notes	—	(40,000)
Retirement of 12% bridge promissory notes	(40,000)	—
Proceeds from bank loans	300,000	300,000
Net proceeds from sale of notes	200,000	3,611,000
Contributed capital	37,000	37,000
Net proceeds from sale of common stock	—	10,829,000
Net proceeds from exercise of warrants	6,000	—
Net cash provided by financing activities	503,000	15,500,000
Net increase (decrease) in cash	(294,000)	7,000
Cash at beginning period	301,000	—
Cash at end of period	$7,000	$7,000
Supplemental Cash Flow Information:
Note receivable for issuance of common stock	$415,000	$(733,000)
Repurchase of common stock for cancellation of subscription note receivable	$—	$750,000
Contributed research and development	—	$95,000
Increase in due to related party for acquisition of intellectual property	—	$200,000
Beneficial conversion feature for promissory notes	$(912,000)	$912,000
Warrants issued in connection with 15% promissory notes	$122,000	$261,000
Cash paid for interest expense	$148,000	$408,000
Accrued equity-based compensation	—	$434,000
Accrued dividends	$26,000	$163,000

See accompanying notes.

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

Organization

Vicor Technologies, Inc. (‘‘Vicor’’ or the ‘‘Company’’) was incorporated in the State of Delaware on May 24, 2005 as SRKP 6, Inc. (‘‘SRKP’’). On August 3, 2005, the Company filed a registration statement on Form 10-SB, which was subsequently amended on August 29, 2005, to register its common stock under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’). The registration statement became effective on October 3, 2005, after which time the Company became a reporting company under the Exchange Act. The Company was formed to pursue a business combination with one or more operating companies. Since its inception, the Company was engaged in organizational activities, efforts to obtain initial financing, and the businesses of identifying, evaluating, and investigating other companies or businesses to acquire or with which to merge.

From May 2005 through March 2007, the Company existed as a public ‘‘shell’’ company with nominal assets whose sole business was to identify, evaluate and investigate companies to acquire or with which to merge.

On March 30, 2007, the Company acquired Vicor Technologies, Inc., a Delaware corporation (‘‘Old Vicor’’) through the merger of Old Vicor with a wholly-owned subsidiary that the Company formed for the purpose of facilitating this transaction (the ‘‘Merger’’). Old Vicor commenced operations in August 2000. Upon the closing of the Merger on March 30, 2007, Old Vicor became the Company’s wholly-owned subsidiary. Effective March 31, 2007, the Company merged Old Vicor into itself pursuant to a short form merger (‘‘Short Form Merger’’). In connection with the Short Form Merger, the Company changed its name to Vicor Technologies, Inc. At the closing, each outstanding share of Old Vicor common stock was cancelled and extinguished and automatically converted into the right to receive two shares of the Company’s common stock, $0.0001 par value (‘‘Common Stock’’) upon surrender of the certificate representing such shares of Old Vicor common stock in the manner provided in the Company’s merger agreement with Old Vicor. The Company also assumed all outstanding options and warrants to purchase Old Vicor common stock which were not exercised, cancelled, exchanged, terminated, or expired. Upon the consummation of the Merger, the Company was obligated to issue an aggregate of 22,993,723 shares of its Common Stock to Old Vicor’s former common stockholders and 157,592 shares of its Series A 8.0% Convertible Cumulative Preferred Stock (‘‘Preferred Stock’’) to Old Vicor’s former preferred stockholders. In addition, all securities convertible or exercisable into shares of Old Vicor’s capital stock outstanding immediately prior to the Merger (excluding Old Vicor’s preferred stock and convertible debt) were cancelled, and the holders thereof received similar securities for the purchase of an aggregate of 800,250 shares of the Company’s Common Stock. At the time of the Merger, Old Vicor’s former stockholders owned, on a fully-diluted basis, approximately 90% of the outstanding shares of the Company’s Common Stock.

Upon consummation of the Merger, approximately 93% of Old Vicor’s stockholders agreed to refrain from transferring, selling or assigning their shares of the Company’s common stock for a period of at least one year after the effective time of the Merger without the written consent of WestPark Capital, Inc. (‘‘WestPark’’).

The Merger was accounted for as a reverse acquisition, to be applied as an equity recapitalization in accordance with U.S. generally accepted accounting principles for accounting and financial reporting purposes. Under this method of accounting, SRKP is treated as the ‘‘acquired’’ company for financial reporting purposes. In accordance with guidance applicable to these circumstances, the Merger is considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Merger has been treated as the equivalent of Old Vicor issuing stock for the net monetary assets of SRKP, accompanied by a recapitalization. The net monetary assets of SRKP have been stated at their fair value, essentially equivalent to historical costs, with no goodwill or other intangible assets

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

recorded. The accumulated deficit of Old Vicor has been carried forward after the Merger. Operations prior to the Merger are those of Old Vicor.

In addition, pursuant to its agreement with WestPark, the Company issued 435,861 shares of its Common Stock to WestPark as consideration for its assistance to the Company in arranging the merger and has been paying a consulting fee to WestPark of $3,000 per month for six months following the completion of the Merger. The cost of these shares ($361,765) has been recorded in March 2007 as an expense of the Merger and the shares were issued in June 2007.

All share and per share amounts have been restated to reflect the recapitalization.

Nature of the Business

The Company has two wholly-owned subsidiaries, Non-Linear Medicine, Inc. (‘‘NMI’’) and Stasys Technologies, Inc. (‘‘STI’’). Vicor has no operations independent of its wholly-owned subsidiaries. NMI owns all of Vicor’s intellectual property related to Vicor’s diagnostic products. STI owns all of Vicor’s intellectual property related to Vicor’s therapeutic products.

Vicor is a development-stage biotechnology and medical device company dedicated to the development of breakthrough diagnostic and therapeutic products. The Company’s diagnostic products are based on the Company’s patented PD2i algorithm, which is used to predict future pathological events, specifically but not limited to, fatal cardiac arrhythmic death, Alzheimer’s Disease and a number of other high profile diagnostic indications. The Company’s therapeutic products have been developed by using an innovative drug discovery platform which focuses on naturally occurring biomolecules derived from state-dependent physiologies such as hibernation. The Company is in the regulatory process of obtaining 510(k) clearance from the Food and Drug Administration (‘‘FDA’’) for the Company’s PD2i Cardiac Analyzer at which time marketing efforts will commence. The Company’s primary efforts at obtaining 510(k) clearance will consist of the execution of a pivotal clinical trial ‘‘Prospective, Multi-Center Study of the Ability of the PD2i Cardiac Analyzer to Predict Risk of VentrIcular TachyArrhythmia Events such as, Sudden Cardiac Death VentricuLar Fibrillation (VF) or Ventricular Tachycardia (VT) in High Risk Patients.’’ (the ‘‘VITAL Trial’’) coordinated by Harvard Clinical Research Institute. The VITAL Trial is expected to be completed within 18-20 months at which time the Company’s 510(k) will be filed with the FDA (see Note 6). It is anticipated that the Company will seek CE Mark clearance for the Analyzer in late 2007 and begin marketing in Europe in 2008.

The Company is subject to all the risks inherent in an early stage company in the biotechnology industry as outlined below.

The biotechnology industry is subject to rapid and technological change. The Company has numerous competitors, including major pharmaceutical and chemical companies, medical device manufacturers, specialized biotechnology firms, universities and other research institutions. These competitors may succeed in developing technologies and products that are more effective than any that are being developed by the Company or that would render the Company’s technology and products non-competitive. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company. In addition, many of the Company’s competitors have significantly greater experience than the Company in pre-clinical testing and human clinical trials of new or improved pharmaceutical products and in obtaining FDA and other regulatory approvals on products for use in health care. The Company is aware of various products under development or manufactured by competitors, which may use therapeutic approaches that compete directly with certain of the Company’s product candidates.

The Company has limited experience in conducting and managing pre-clinical testing necessary to enter clinical trials required to obtain government approvals and has limited experience in conducting

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

clinical trials. Accordingly, the Company’s competitors may succeed in obtaining FDA approval for products more rapidly than the Company, which could adversely affect the Company’s ability to further develop and market its products. If the Company commences significant commercial sales of its products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which the Company has limited or no experience.

Basis of Presentation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. The Company’s condensed consolidated financial statement amounts have been rounded to the nearest thousand.

The information presented as of June 30, 2006 and 2007 and for the three and six months then ended has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of June 30, 2007 and the consolidated results of its operations and its consolidated cash flows and net capital deficiency for the three and six months then ended. The results of operations for the three month period and six month period ended June 30, 2007 are not necessarily indicative of the results for the full year.

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss applicable to common stockholders of $3,664,000 for the six months ended June 30, 2007 and had an accumulated deficit of $36,356,000 at June 30, 2007. The Company expects to continue to incur substantial expenditures to further the commercial development of its products. The Company’s working capital at June 30, 2007 will not be sufficient to meet such objectives.

Management recognizes that the Company must generate additional resources to successfully commercialize its products. Management plans include the sale of additional equity or debt securities, alliances or other partnerships with entities interested in and having the resources to support the further development of its products as well as other business transactions to assure continuation of the Company’s development and operations. The Company is executing its plan to secure additional capital through a multi-part funding strategy (see Note 6). The Company believes that the amount of capital generated through successful implementation of this plan will be sufficient to permit execution of the VITAL Trial and provide sufficient working capital for the next 24-30 months.

However, the Company may not be successful in raising additional capital or entering into business alliances. Further, assuming the Company successfully raises additional funds or enters into a business alliance, the Company may never achieve profitability or positive cash flow. If the Company is not able to timely and successfully raise additional capital and/or achieve profitability or positive cash flow, its operating business, financial condition, cash flows and results of operations will be materially and adversely affected.

NOTE 2 — Summary of Significant Accounting Policies

Revenue Recognition

As a development-stage enterprise, the Company has no significant operating revenues and cannot expect operating revenues in the foreseeable future until FDA or CE Mark clearance is obtained for one or more of the Company’s products for which approval is being sought. The Company obtained Phase I and II Small Business Innovation Research (‘‘SBIR’’) Grants in 2003-2005

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

amounting to a total of $850,000. The funds received were utilized to develop software for the PD2i Cardiac Analyzer ($100,000) and to conduct a study of 600 patients with chest pain presenting at emergency rooms in six tertiary care facilities. The aim of the grant was to test and establish ‘‘good medical practice’’ through wide experimental use of the Analyzer at different emergency room sites with high risk patients.

The funds received for this Grant have been treated as revenues by the Company in its consolidated financial statements and were recorded when costs to perform such research and development activities were incurred. During each of the two years ended December 31, 2005 and 2006, the revenues from the National Institutes of Health, a United States Government Agency, accounted for $214,000 and $22,000 of total consolidated revenues, respectively. Additional future revenues, originating from the National Institutes of Health, if any, are subject to possible future changes in government funding levels.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

NOTE 3 — DEBT

10% Convertible Promissory Notes

During the period from April 1, 2004 through June 30, 2004 the Company sold $610,000 of 10% unsecured Convertible Promissory Notes (the ‘‘2004 Notes’’). The 2004 Notes were to mature 12 months from the date of issue, bear interest at 10% per annum and are convertible anytime at the purchaser’s option into shares of Common Stock at a conversion price of $2.25 per share (271,112 shares)(see below). The 2004 Notes are callable for redemption by the Company at its option after six months from the date of issue at a redemption price equal to the face value of the note plus accrued interest. Thus, purchasers had the option of receiving their principal plus accrued and unpaid interest back or converting the Notes plus accrued and unpaid interest into additional shares of Common Stock. These 2004 Notes included a beneficial conversion feature (based on a conversion price of $2.25 per share and a fair market value of $2.50 per share on the date of issuance) which was valued at $201,000 and recorded as interest expense during the year ended December 31, 2004.

During 2005, on the anniversary date of the issuance of the 2004 Notes, the Company paid the accrued interest on the 2004 Notes and negotiated an 18 month extension of maturity with each of the purchasers. Each purchaser received warrants to purchase additional shares of Common Stock as an inducement to extend the maturity date. Consequently, the Company issued a total of 27,106 warrants to the holders allowing them to purchase additional shares for a period of three years at a purchase price of $2.25 per share. The fair market value of the warrants amounted to approximately $17,000 and was accounted for as additional interest expense in 2005.

In October 2006, the Company received commitments from all the holders of the 2004 Notes to extend the maturity of the Notes through June 2008. In exchange for the extension of the maturity date of the 2004 Notes, effective November 1, 2006, the Company increased the interest rate of the 2004 Notes to 12% per annum and agreed to make interest payments on a monthly basis. In addition, each holder of the 2004 Notes was issued additional shares of Common Stock. The value of the shares of the Common Stock each 2004 Note holder received was equal to 18 month’s interest on the outstanding principal balance of the 2004 Note, calculated at 12% per annum, which equates to

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

cumulative value of approximately $109,000 which has been accounted for as prepaid interest expense and will be amortized over the term of the extension. The valuation of these shares is $2.50 per share. Accordingly, the 2004 Notes were classified as Long-Term Debt in the accompanying Condensed Consolidated Balance Sheet as of December 31, 2006 and current liabilities as of June 30, 2007.

12% Convertible Bridge Promissory Notes

During the period from January 1, 2006 through September 30, 2006, the Company sold $1,689,000 of 12% Convertible Bridge Promissory Notes (the ‘‘Bridge Notes’’) to certain of its existing stockholders, including $10,000 Bridge Notes to each of its directors. The Bridge Notes were to be due 12 months from the date of issue, bear interest at 12% per annum with interest payable monthly.

The Bridge Notes were to be convertible at the holder’s option into shares of Common Stock at a conversion price equal to 50% below the price at which Common Stock is first offered to the public in a registered equity offering. These Bridge Notes included a beneficial conversion feature which would have been valued at the time of conversion at which time the Company would have recorded additional interest expense.

During December 2006 and January 2007, the Company negotiated extensions of maturity with holders of $1,474,000 of the Bridge Notes. In exchange for an extension of maturity to June 30, 2008, the Company: (a) paid additional interest in cash in the amount equal to one month’s interest, and (b) issued additional shares of common stock equal to interest on the outstanding principal balance of the Bridge Notes, calculated at 12% per annum, over the extended term of the Bridge Notes. The Company issued in January 2007 a total of 93,948 shares of common stock or $235,000 (calculated at $2.50 per share) which has been accounted for as additional interest expense in December 2006. Accordingly, the Bridge Notes for which extensions have been received have been classified as Long-Term Debt in the accompanying Condensed Consolidated Balance Sheets as of December 31, 2006.

In July and August 2007, the Company successfully negotiated with holders of $1,549,000 of the 12% Bridge Notes and modified the terms of the conversion feature to provide for:

a)	Mandatory conversion at a 50% discount to the sale price of an offering where at least $3,000,000 of securities that are either Common Stock or exercisable or convertible into Common Stock are sold, or

b)	Voluntary conversion (if an offering and sale of at least $3,000,000 is not consummated) at a conversion price equal to the Common Stock equivalent price of the immediate prior sale of securities if such prior sale of securities exceeded $1,000,000.

At the same time, the Company negotiated a modification for the penalty warrant provision of the Bridge Notes such that if the Bridge Notes are not subject to the Mandatory Conversion and the Holder is repaid in full, the Company will issue a five year warrant to purchase Common Stock in an amount equal to 25% of the principal amount of the Bridge Notes at an exercise price equal to the Common Stock equivalent price of the immediate prior sale of securities if such prior sale of securities exceeded $1,000,000.

12% Convertible Bridge Promissory Notes

On July 7, 2006, the Company commenced an offering of up to $900,000 of 12% Convertible Promissory Notes (the ‘‘Promissory Notes’’) through WestPark (subject to a 20% over-allotment provision). The Promissory Notes were to mature on July 31, 2008, bear interest at 12% per annum and were subject to automatic conversion into shares of the Company’s common stock upon the effectiveness of the Form S-4 Registration Statement that was filed on December 6, 2006 in connection with the Merger.

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These Promissory Notes included a beneficial conversion feature of $1.67 per share. The Company sold $912,000 of the Promissory Notes. The beneficial conversion feature associated with these Promissory Notes ($912,000) has been reflected as a reduction of the Promissory Notes with the offsetting credit as an increase in additional paid-in capital and the related deferred financing fees ($153,000) have been recorded as an asset and were amortized over the estimated outstanding term of the Promissory Notes. Amortization expense for the year ended December 31, 2006 related to the beneficial conversion feature was $376,000 and has been accounted for as additional interest expense.

The Promissory Notes automatically converted into 1,137,638 shares of Common Stock on February 2, 2007 based on a conversion price of $0.83 per share, at which time the remaining unamortized beneficial conversion feature and deferred financing fees were charged to expense. Total expense allotted for these two items in the three months ended March 31, 2007 was $632,000.

15% Promissory Notes

On December 20, 2006, the Company sold a $200,000 15% Promissory Note. This 15% Note bears interest at a rate of 15% per annum with interest payable monthly was scheduled to mature on June 30, 2007, and is callable by the Company at any time after two months from issuance.

The 15% Note also includes a warrant to purchase $100,000 of common stock of the Company for a period of five years at an exercise price of $1.25 per share. The fair value for this warrant was estimated at the date of issue using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.99%; dividend yield of 0%; fair market value of $2.50; a weighted average expected warrant life of four years and a minimal volatility factor since the Company’s stock is not yet actively traded on an established public market. The value of the warrant so determined ($139,000) has been reflected as a reduction of the 15% Note with the offsetting credit as an increase in additional paid-in capital. The discount is being amortized over the estimated outstanding term of the 15% Note as additional interest expense. Amortization expense for the six months ended June 30, 2007 related to this discount amounted to $131,000.

On January 20 and March 14, 2007, the Company sold two additional $100,000 15% Promissory Notes. These 15% Notes bear interest at a rate of 15% per annum with interest payable monthly and were scheduled to mature on June 30, 2007, and are callable by the Company at any time after two months from issuance. The 15% Notes also each include a warrant to purchase $50,000 of common stock of the Company for a period of five years at an exercise price of $1.25 per share.

The fair value for this warrant was estimated at the date of issue using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.24%; dividend yield of 0%; fair market value of $2.50; a weighted average expected warrant life of four years and a minimal volatility factor since the Common Stock is not yet actively traded on an established public market. The value of the warrants so determined ($122,000) will be reflected as a reduction of the 15% Notes with the offsetting credit as an increase in additional paid-in capital. The discount will be amortized over the estimated outstanding term of the 15% Notes as additional interest expense which amounted to $122,000 in the six months ended June 30, 2007.

During July 2007, the Company negotiated an extension of the 15% Notes until October 31, 2007 in consideration of continuing interest payments and the issuance of 80,000 shares of Common Stock to the note holders. The Common Stock will be valued at $1.50 per share and accounted for as additional interest expense over the extended term of the 15% Notes.

Bank Loans

On February 26, 2007, the Company borrowed $200,000 from Colonial Bank, N.A. (‘‘Colonial Bank’’) on an unsecured basis under a loan agreement with a due date of August 22, 2007 and an

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

interest rate of 6.65%. As a condition to making the loan, Colonial Bank received a $200,000 Certificate of Deposit from the Company’s Chief Executive and Financial Officer David H. Fater as standby collateral. As consideration for this standby collateral, the Company’s Board of Directors authorized (i) the reimbursement of Mr. Fater’s out of pocket cash costs associated with this transaction, (ii) the Company’s receipt of interest from the Certificate of Deposit as an offset to the Company’s interest expense, and (iii) the monthly issuance of 291 shares of the Company’s common stock (subject to adjustment after the commencement of trading or quotation of the Company’s common stock) as consideration to Mr. Fater for providing the standby collateral.

On April 30, the Company borrowed $100,000 from Colonial Bank on an unsecured basis under a loan agreement with a due date of August 22, 2007 and an interest rate of 6.13%. As a condition to making the loan, Colonial Bank received a $100,000 Certificate of Deposit from Mr. Fater as standby collateral. As consideration for this standby collateral, the Company’s Board of Directors authorized (i) the reimbursement of Mr. Fater’s out of pocket cash costs associated with this transaction, (ii) the Company’s receipt of interest from the Certificate of Deposit as an offset to the Company’s interest expense, and (iii) the monthly issuance of 146 shares of the Company’s common stock (subject to adjustment after the commencement of trading or quotation of the Company’s common stock) as additional consideration to Mr. Fater for providing the standby collateral.

NOTE 4 — OUTSTANDING STOCK PURCHASE WARRANTS

In connection with the Merger (See Note 1), a substantial portion of the holders of the outstanding stock purchase warrants and options elected to exercise their options and warrants in accordance with the cashless exercise program approved by the stockholders at the Annual Meeting on February 20, 2007. At June 30, 2007, 779,306 warrants remain outstanding (all of which are exercisable) with a weighted average exercise price of $2.37. On August 6, 2007, the Company issued 122,500 options and 375,000 warrants all of which are immediately exercisable. All options were issued at an exercise price of $0.68, except for 37,500 options, which were issued at an exercise price of $1.00.

NOTE 5 — RELATED PARTY TRANSACTIONS

As described in Note 3, on February 26, 2007, the Company borrowed $200,000 from Colonial Bank on an unsecured basis under a loan agreement with a due date of August 22, 2007 and an interest rate of 6.65%. As a condition to making the loan, Colonial Bank received a $200,000 Certificate of Deposit from Mr. Fater as standby collateral. As consideration for this standby collateral, the Company’s Board of Directors authorized (i) the reimbursement of Mr. Fater’s out of pocket cash costs associated with this transaction, (ii) the Company’s receipt of interest from the Certificate of Deposit as an offset to the Company’s interest expense and (iii) the monthly issuance of 291 shares of the Company’s common stock (subject to adjustment after the commencement of trading or quotation of our common stock) as additional consideration to Mr. Fater for providing the standby collateral.

As described in Note 3, on April 30, the Company borrowed $100,000 from Colonial Bank on an unsecured basis under a loan agreement with a due date of August 22, 2007 and an interest rate of 6.13%. As a condition to making the loan, Colonial Bank received a $100,000 Certificate of Deposit from Mr. Fater as standby collateral. As consideration for this standby collateral, the Company’s Board of Directors authorized (i) the reimbursement of Mr. Fater’s out of pocket cash costs associated with this transaction, (ii) the Company’s receipt of interest from the Certificate of Deposit as an offset to the Company’s interest expense and (iii) the monthly issuance of 146 shares of the Company’s common stock (subject to adjustment after the commencement of trading or quotation of the Company’s common stock) as additional consideration to Mr. Fater for providing the standby collateral.

VICOR TECHNOLOGIES, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Additionally, on January 1, 2007, the Company entered into a Service Agreement (‘‘Service Agreement’’) with ALDA & Associates International, Inc. (‘‘ALDA’’), a consulting company owned and controlled by Mr. Fater, whereby three of the Company’s employees became employees of ALDA under a Professional Employer Organization (PEO) arrangement. The Service Agreement, which is a cost reimbursement only contract, provides for our reimbursement of all of ALDA’s actual payroll and insurance related costs for these employees. Costs associated with the contract amounted to $125,000 for the six months ended June 30, 2007.

In June and July two of the Company’s directors and officers sold 355,000 shares the Company’s common stock owned by them and contributed the net proceeds ($37,500 in June and $140,000 in July) to the Company as contributed capital.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

The Company may be from time to time subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of pending legal proceedings will not have a material effect on the Company’s consolidated financial statements.

In August 2006, the Company initiated the VITAL Trial to be coordinated by the Harvard Clinical Research Institute. The VITAL Trial will be conducted for the PD2i Cardiac Analyzer at approximately 30 sites and will take approximately 18-20 months to complete. The results of this Trial will be submitted to the FDA as part of the Company’s 510(k) process to obtain FDA clearance to market the PD2i Cardiac Analyzer. The study will cost approximately $4,500,000 for which the Company is committed to make initial payments of approximately $1,000,000 with monthly payments thereafter over the 18-20 month period.

The Company is executing its plan to secure additional capital through a multi-part funding strategy consisting of:

a)	The Merger completed on March 30, 2007.

b)	The offering of additional debt and equity securities such as the 15% Notes and the Bank Loan.

c)	A Private Placement of units (‘‘Bridge Units’’) comprised of a Convertible Note and Warrants, which the Company expects to conclude in the third quarter. The proceeds of the Bridge Units (currently estimated to be $1,000,000 with a $250,000 over allotment option) will be to provide additional working capital to Vicor for general corporate expenses, to pay certain existing liabilities and for certain clinical trial costs.

a)	A Private Placement Offering of $6 to $10 million of the Company’s Common Stock in the third and fourth quarters of 2007.

Part ii
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.    Indemnification of Directors and Officers.

The Delaware General Corporation Law and certain provisions of our Bylaws under certain circumstances provide for indemnification of our officers, directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to our bylaws and to the statutory provisions.

In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person’s actions were in good faith, were believed to be in our best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the board of directors, by legal counsel, or by a vote of the stockholders, that the applicable standard of conduct was met by the person to be indemnified.

The circumstances under which indemnification is granted in connection with an action brought on our behalf is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in our best interest, and have not been adjudged liable for negligence or misconduct.

Indemnification may also be granted pursuant to the terms of agreements which may be entered into in the future or pursuant to a vote of stockholders or directors. The statutory provision cited above also grants the power to us to purchase and maintain insurance which protects our officers and directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by us.

A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 25.    Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by the Registrant in connection with the offering. All the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Amount
Registration fee – Securities and Exchange Commission	$43
Legal fees and expenses	20,000
Accounting fees and expenses	5,000
Total	$25,043

ITEM 26.    Recent Sales of Unregistered Securities.

We issued 2,700,000 shares of our common stock on May 26, 2005 to five accredited investors for aggregate cash consideration of $25,000. The sales of the securities identified above were made pursuant to privately negotiated transactions that did not involve a public offering of securities and, accordingly, we believe that these transactions were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and rules promulgated thereunder. Each of the above-referenced investors represented to us in connection with their investment that they were ‘‘accredited investors’’ (as defined by Rule 501 under the Securities Act) and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

On October 18, 2007, Vicor Technologies, Inc. (the ‘‘Registrant’’) completed a bridge financing pursuant to a private placement solely to accredited investors totaling $1,251,200 gross proceeds (the ‘‘Bridge Financing’’), consisting of:

•	10% Convertible Bridge Promissory Notes (the ‘‘Bridge Notes’’), maturing on December 31, 2007 (the ‘‘Maturity Date’’) and bearing interest at 10% per annum with interest accruing until and payable upon maturity or earlier conversion. The Bridge Notes are convertible and exercisable at a per share conversion price equal to 80% of the per share price of the Registrant’s Common Stock, $.0001 per share (the ‘‘Common Stock’’) included in a proposed PIPE offering of at least $6,000,000 (the ‘‘Bridge Note Conversion Price’’). The per share price of the Common Stock included in the proposed PIPE offering (the ‘‘PIPE Share Price’’) is currently expected to be $1.00, thus the Bridge Note Conversion Price is currently expected to be $0.80 per share, for a cumulative total of 1,564,000 shares. Upon the completion of the proposed PIPE offering on or prior to December 31, 2007, the Bridge Notes would automatically convert into Common Stock.

•	Common stock purchase warrants (the ‘‘Warrants’’) convertible into and exercisable into that number of shares of the Registrant’s Common Stock equal to the total gross proceeds of the Bridge Financing divided by 80% of the PIPE Share Price. Thus, the total number of shares into which the Warrants are currently expected to be convertible and exercisable is 1,564,000. The per share exercise price of the Warrants is equal to 80% of the exercise price of the warrants included in the proposed PIPE offering. The per share exercise price of the warrants included in the proposed PIPE offering (the ‘‘PIPE Warrant Price’’) is currently expected to be $1.25, thus the Warrant exercise price is currently expected to be $1.00 per share.

In the event the proposed PIPE offering is not completed before the maturity date of December 31, 2007, the Bridge Notes will be due and payable inclusive of accrued and unpaid interest. At the option of the holder, the Bridge Notes may be converted into Common Stock at a conversion price (‘‘Conversion Price’’) of $0.80 per share. Upon completion of the proposed PIPE offering, the conversion price of the Bridge Notes will be adjusted to be 80% of the common stock equivalent price associated with the proposed PIPE offering.

In the event the proposed PIPE offering is not completed before December 31, 2007, and at any time up until the earlier of the completion of the proposed PIPE offering or December 31, 2007, the Warrants may be exercised at $1.00 per share. Upon completion of the proposed PIPE offering, the Warrant exercise price shall be adjusted to 80% of the PIPE Warrant Price.

The following are events of default under the Bridge Notes:

•	The Registrant fails to pay the principal or accrued interest on the Bridge Notes on the Maturity Date;

•	The Registrant commences any voluntary proceeding under any bankruptcy, reorganization, insolvency, readjustment of debt, receivership, dissolution, or liquidation law or statute, of any jurisdiction, whether now or subsequently in effect; or the Registrant is adjudicated insolvent or bankrupt by a court of competent jurisdiction; or the Registrant petitions or applies for, acquiesces in, or consents to, the appointment of a receiver or trustee for all or substantially all of the Registrant’s property or assets; or the Registrant makes an assignment for the benefit of its creditors; or is unable to pay its debts as they mature;

•	There is commenced against the Registrant any proceeding relating to the Registrant under any bankruptcy, reorganization, insolvency, readjustment of debt, receivership, dissolution, or liquidation law or statute, of any jurisdiction, whether now or subsequently in effect, and the proceeding remains undismissed for a period of sixty (60) days or the Registrant by any act indicate its consent to, approval of, or acquiescence in, the proceedings; or a receiver or trustee is appointed for the Registrant for all or substantially all of its property or assets, and the receivership or trusteeship remains undischarged for a period of sixty (60) days; or a warrant of attachment, execution or similar process is issued against any substantial part of the Registrant’s property or assets, and the warrant or similar process is not dismissed or bonded within sixty (60) days after the levy;

•	The Registrant shall fail to perform or observe, in any material respect, any covenant, term, provision, condition, agreement or its obligation under the Bridge Notes and such failure shall continue uncured for a period of thirty (30) days after notice from the holder of such failure; and

•	Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or substantially all of the Registrant’s properties or assets.

Unless the event of default has been waived in writing by the holders, upon the occurrence of an event of default the Bridge Notes will bear interest at the maximum lawful rate of interest permitted by applicable laws and at the option of the holders and in the holders’ sole discretion, the holders may consider the Bridge Notes immediately due and payable, without presentment, demand, protest or notice of any kind.

The Registrant engaged WestPark Capital, Inc. (the ‘‘Placement Agent’’) to serve as lead placement agent in connection with the Bridge Financing. The Placement Agent is to receive, (i) a placement agency fee of approximately $109,000, (ii) an expense allowance of approximately $50,000, and (iii) warrants to purchase shares of Common Stock equal to (A) 10% of the shares of Common Stock received by investors in the Bridge Financing upon conversion of the Bridge Notes at a per share exercise price equal to 80% of the PIPE Share Price, and (B) 10% of the shares underlying the Warrants received by investors in the Bridge Financing upon exercise of such Warrants at a per share exercise price equal to 80% of the PIPE Warrant Price. Based on current expectations, the Placement Agent would receive warrants to purchase 156,400 shares of Common Stock at an exercise price of $0.80 per share, and warrants to purchase an additional 156,400 shares of Common Stock at an exercise price of $1.00 per share.

ITEM 27.    Exhibits.

See attached Exhibit Index.

ITEM 28.    Undertakings.

The undersigned registrant hereby undertakes to:

(1)	File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the ‘‘Calculation of Registration Fee’’ table in the effective registration statement.

(iii)	Include any additional or changed material information on the plan of distribution;

(2)	For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time as the initial bona fide offering.

(3)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Boca Raton, State of Florida, on November 13, 2007.

VICOR TECHNOLOGIES, INC. (Registrant)

By:	/s/ David H. Fater
David H. Fater
President and Chief Executive and Financial Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ David H. Fater	President, Chief Executive and Financial Officer and Director	November 13, 2007

David H. Fater

*	Vice President, Associate Director of Research and Development and Director	November , 2007

Jerry M. Anchin

*	Vice President, Director of Scientific Research and Director	November , 2007

James E. Skinner

*	Director	November , 2007

Edward Wiesmeier

*By:	/s/ David H. Fater David H. Fater, Attorney-in-Fact

 exhibit index

Exhibit Number		Exhibit Title
2.1		Purchase and Royalty Agreement, by and between Vicor Technologies, Inc. and James E. Skinner, dated October 24, 2002. Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
2.2		Asset Purchase Agreement, by and between Nonlinear Medicine, Inc. and Enhanced Cardiology, Inc., dated May 29, 2003. Incorporated by reference to Exhibit 2.2 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
2.3		First Amendment to the Purchase and Royalty Agreement, by and between Vicor Technologies, Inc. and James E. Skinner, dated July 24, 2003. Incorporated by reference to Exhibit 2.3 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
2.4		Second Amendment to the Purchase and Royalty Agreement, by and between Vicor Technologies, Inc. and James E. Skinner, dated September 18, 2003. Incorporated by reference to Exhibit 2.4 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
2.5		First Amendment to the Asset Purchase Agreement, by and between Nonlinear Medicine, Inc. and Enhanced Cardiology, Inc., dated September 18, 2003. Incorporated by reference to Exhibit 2.5 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
2.6		Agreement and Plan of Merger, by and among SRKP 6, Inc., Vicor Acquisition Corp., and Vicor Technologies, Inc., dated as of July 28, 2006. Incorporated by reference to Annex A to the Registration Statement on Form S-4 (File # 333-139141) filed by the Registrant on December 6, 2006.
2.7		First Amendment to the Agreement and Plan of Merger, by and among SRKP 6, Inc., Vicor Acquisition Corp., and Vicor Technologies, Inc., dated as of December 6, 2006. Incorporated by reference to Annex A to the Registration Statement on Form S-4 (File # 333-139141) filed by the Registrant on December 6, 2006.
3	.1.1	Amended and Restated Certificate of Incorporation of the Registrant. Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
3	.1.2	Certificate of Designations, Preferences and Rights of Series A 8.0% Convertible Cumulative Preferred Stock. Incorporated by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
3.2		Amended and Restated Bylaws of the Registrant. Incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
4.1		See Exhibits 3.1.1, 3.1.2 and 3.2 for provisions of the Articles of Incorporation and Bylaws of the Registrant defining rights of holders of the Registrant’s outstanding securities.
10.1		Vicor Technologies, Inc. 2002 Stock Option Plan. Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
10.2		Form of Participant Agreement for the 2002 Stock Option Plan. Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.

Exhibit Number		Exhibit Title
10.3		Executive Court Lease Agreement Boca Office, by and between RJL Company Limited Partnership and Vicor Technologies, Inc., dated July 6, 2006. Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
10.4		Employment Agreement, by and between Vicor Technologies, Inc. and David H. Fater, dated June 1, 2002. Incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
10.5		Amendment No. 1 to the Employment Agreement, by and between Vicor Technologies, Inc. and David H. Fater, dated October 24, 2003. Incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
10.6		Employment Agreement, by and between Vicor Technologies, Inc. and Jerry M. Anchin, dated January 1, 2006. Incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
10.7		Employment Agreement, by and between Vicor Technologies, Inc. and James E. Skinner, dated March 1, 2006. Incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
10.8		Stock Repurchase Agreement, by and between Vicor Technologies, Inc. and David H. Fater, dated March 10, 2006. Incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
10.9		Proposal for Internet-Based Clinical Trial, by and between Target Health, Inc. and Vicor Technologies, Inc., dated May 25, 2006. Incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
10.10		Clinical Trials Services Agreement, by and between Harvard Clinical Research Institute, Inc. and Vicor Technologies, Inc., dated March 16, 2007. Incorporated by reference to Exhibit 10.10 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
10.11		Form of Registration Rights Agreement, between the Registrant and certain stockholders, dated March 30, 2007. Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form SB-2 (File #333-142948) filed by the Registrant on May 14, 2007.
10.12		Form of Registration Rights Agreement, between the Registrant, certain stockholders and WestPark Capital, Inc., dated March 30, 2007. Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form SB-2 (File #333-142948) filed by the Registrant on May 14, 2007.
21.1		List of Subsidiaries. Incorporated by reference to Exhibit 21.1 to the Registrant’s Current Report on Form 8-K (File # 000-51475) filed by the Registrant on April 5, 2007.
23	.1*	Consent of Opinion of Daszkal Bolton LLP.
24.1		Power of Attorney. Incorporated by reference to Exhibit 24.1 to the Registrant’s Registration Statement on Form SB-2 (File #333-142948) filed by the Registrant on May 14, 2007.

*	Filed herewith.